UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934







                             KIDSTOYSPLUS.COM, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in our charter)


           Nevada                                       98-0203927
---------------------------------          -------------------------------------
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)


     1000 - 355 Burrard Street
           Vancouver, B.C.                                  V6C 2G8
----------------------------------------          ------------------------------
(Address of principal executive offices)                   (Zip Code)


                    Issuer's telephone number: (604) 682-4755


           Securities to be registered under Section 12(b) of the Act:

            None
---------------------------------------       ----------------------------------
Title of each class to be so registered         Name of each exchange on which
                                                each class is to be registered


           Securities to be registered under Section 12(g) of the Act:


                                  Common Shares
--------------------------------------------------------------------------------
                                (Title of Class)


                                 Not Applicable
--------------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS
                                -----------------

                                                                                                                Page
                                                                                                                ----
PART I

ITEM 1        DESCRIPTION OF BUSINESS.............................................................................1

ITEM 2        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..............21

ITEM 3        DESCRIPTION OF PROPERTY............................................................................26

ITEM 4        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.....................................26

ITEM 5        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.......................................27

ITEM 6        EXECUTIVE COMPENSATION.............................................................................28

ITEM 7        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................................................29

ITEM 8        DESCRIPTION OF SECURITIES..........................................................................29

PART II

ITEM 1        MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED STOCKHOLDER
              MATTERS............................................................................................30

ITEM 2        LEGAL PROCEEDINGS..................................................................................31

ITEM 3        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE...............31

ITEM 4        RECENT SALES OF UNREGISTERED SECURITIES............................................................31

ITEM 5        INDEMNIFICATION OF OFFICERS AND DIRECTORS..........................................................32

PART F/S

PART III

ITEM 1.  INDEX TO EXHIBITS


NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the Company's lack of an operating history, the Company's lack of revenues and unpredictability of future revenues; the Company's lack of functional operating systems, distribution infrastructure and web site; the seasonality of the toy industry; the Company's future capital requirements to develop our operating systems, distribution facilities, web site and administrative support systems; intense competition from established competitors with greater resources; the Company's reliance on internally developed systems and system development risks; the risks of system failure; the Company's dependence on the Internet and continued growth of online commerce; the uncertainty of participating in developing a market; the Company's reliance on merchandise suppliers and third parties and lack of agreements with such third parties; the risks associated with rapidly changing technology; intellectual property risks; risks associated with online commerce security; the risks associated with governmental regulations and legal uncertainties; and the other risks and uncertainties described under "Description of Business - Risk Factors" in this Form 10-SB. Certain of the forward looking statements contained in this registration statement are identified with cross-references to this section and/or to specific risks identified under "Description of Business - Risk Factors".



                                     PART I

ITEM 1    DESCRIPTION OF BUSINESS

History of the Registrant

Kidstoysplus.com Inc. was organized and incorporated under the laws of the State of Nevada on February 4, 1999. The Company's principal office is located at 1000
- 355 Burrard Street, Vancouver, B.C., V6C 2G8. We anticipate that our principal office will be relocated to 2924 Cliffe Avenue, Courtney, B.C V9N 7J3 once our permanent office space is finished and equipped. The Company's URL is www.kidstoysplus.com.

We organized Kidstoysplus to develop and operate a retail web site on the Internet specializing in children's products that will initially include children's toys, collectable toy items and hobby related products. In the future, we may offer books, music, story line CD's, audio-tapes, movies, video games and educational products.


Business of the Registrant

General Overview

We plan to operate a retail web site on the Internet specializing in children's products and to offer information about children's toys, entertainment products and other related topics of interest to children and their parents. We intend to initially target the collectable toy (including die cast metal toys, limited edition collectable dolls, collectable toy cars and other collectable items) and hobby item (including train sets, remote control planes and cars, models and other hobby products) segments of the children's toy market. In the future, we may expand our product offerings to include other toys and children's products. We intend to fill a majority of our customer's orders through strategic affiliations with "fulfillment vendors," who we anticipate will own, inventory and ship products directly to our customers.

We are currently in the development stage of our business and are in the process of entering into arrangements and agreements to implement our business plan. In June 1999, we retained Reticular Consulting of Victoria, British Columbia to design our web site, the "Kidstoysplus.com Website." We anticipate that the Kidstoysplus.com Website will be posted on the Internet for initial viewing and testing in late October to early November 1999. We leased an administrative office at 2924 Cliffe Avenue, Courtney, B.C. and a distribution and warehouse facility at 4767 Headquarters Road, Courtney, B.C. effective September 1, 1999. Both our administrative offices and our distribution facility are located in the Comox Valley on Vancouver Island, British Columbia.

We are currently negotiating with manufacturers, vendors and distributors to secure inventory and to serve as fulfillment vendors for merchandise, and anticipate we will enter into procurement arrangements for the merchandise marketed and sold through the Kidstoysplus.com Website in October 1999. We are also in the process of negotiating with various consultants, companies and individuals to provide other services required to launch the Kidstoysplus.com Website, to process and ship orders, to market the Kidstoysplus.com Website, to process credit card transactions, to staff our distribution facility and to provide computer hardware and server capacity for the Kidstoysplus.com Website.

We anticipate that our warehouse, distribution and customer service facility will be operational in late-October to early-November 1999. In November 1999, we anticipate that we will launch phase one of our Kidstoysplus Website development plan: the "Limited Launch Phase." In October 1999, we plan to begin procuring a limited inventory and finalizing arrangements with outside fulfillment vendors. Based on our discussions with potential fulfillment vendors, we plan to offer approximately 300-500 select items featuring popular toys, collectable toys and hobby items for the 1999 Christmas season (beginning in late November) to test our Kidstoysplus Website operating and software systems during our Limited Launch Phase. Our operating and software systems are anticipated to include shopping and browsing features; on-line ordering; inventory management; accounting and billing controls; customer service and support systems; search and link capabilities and statistical tracking and analysis capabilities. We also intend to test and refine internal operational and distribution systems, order processing, inventory management, procurement systems, customer service procedures, logistical vendor strategies and human resources requirements. We anticipate that the Limited Launch Phase will be completed during the first quarter 2000.

Based on our discussions with potential fulfillment vendors, we anticipate our Kidstoysplus Website will offer approximately 1000-1500 items after the Limited Launch Phase when we become fully operational. We intend to increase our product offerings by entering into additional strategic relationships with fulfillment vendors and by participating in affiliate programs with other on-line retailers, which will allow us to offer their inventory on our web site and to receive a fee for each transaction we originate. We believe the breadth of the inventory maintained by these fulfillment vendors will provide us with the ability to offer a broad range of merchandise and to maintain high order fill rates. We intend to update our site daily with inventory information received from our fulfillment vendors, which will enable customers to check the availability of products before ordering. Our systems are expected to electronically transmit orders to our fulfillment vendors at least once daily. Orders are anticipated to be shipped by these vendors using a Kidstoysplus.com label and invoice, in most cases within a day after an order is placed with us. We plan to stock a limited "in-house" inventory of products including products that are unavailable from our fulfillment vendors, which may include collectibles, limited edition toys and toys offered exclusively by manufacturers through Kidstoysplus.com. We will ship our in-house inventory directly from our distribution facility to our customers.

Although we have entered into lease agreements with respect to our offices and our physical distribution facility, we have not completed the improvements necessary to implement our Limited Launch Phase. We are in the process of procuring fixtures and equipment for our office and distribution facilities and completing the improvements to our offices. Our offices and physical distribution facility are anticipated to be operational in October 1999.

As of September 8, 1999, we have not finalized any agreements or arrangements with respect to:

     o inventory procurement or order fulfillment for our Kidstoysplus.com Website inventory;
     o securing the computer hardware and server capacity necessary to launch the Kidstoysplus.com Website;
     o    credit card processing facilities;
     o staffing distribution facilities or customer support and service systems office; or
     o procuring shipping labels, invoices or other materials to ship products from our fulfillment vendors and our distribution facility to our customers.

We will also need to (i) secure licensing to operate our distribution  facility,
(ii) purchase computer systems and software required for the operation of our distribution and customer service facilities and (iii) finalize our policies and procedures for inventory procurement, internal and outside order fulfillment, inventory control, financing and accounting controls prior to the Limited Launch Phase. We anticipate we will successfully enter into agreements and establish the necessary systems to launch the Kidstoysplus.com Website before the Limited Launch Phase begins. There can be no assurance that we will be able to enter such agreements or arrangements on acceptable terms, if at all. There can also be no assurance that we will be able to develop the Kidstoysplus.com Website and our policies and procedures for the Limited Launch Phase in a timely manner, if at all, or that our projected cost and timing for such development will be accurate. If we are unable to enter into such arrangements or develop the Kidstoysplus.com Website or distribution systems prior to November 1999, we may be unable to launch our Kidstoysplus.com Website or the Limited Launch Phase may be delayed indefinitely. If the Limited Launch Phase is delayed or abandoned, we may be forced to abandon our business plan, which will have a material adverse effect on our business and results of operations and the value of our common shares.


Industry Background

     Growth of the Internet and E-commerce

The Internet is an increasingly significant global medium for communications, content and online commerce. According to a June 1999 report published by the U.S. Department of Commerce, NUA, an Internet strategy firm, estimated that 171 million people had access to the Internet, 97 million users of them in the United States and Canada. That number is anticipated to grow to approximately 320 million by 2002. The growth in Internet usage can likely be attributed to factors such as:

     i) the large and growing base of installed personal computers in the workplace and at home,
     ii) advances in the performance and speed of personal computers and modems,
     iii)      improvements in network infrastructure, and
     iv) easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers.

The Internet has become an attractive commercial medium for business as the functionality, accessibility and overall usage has increased over the last few years. The Internet and other online services are evolving into a unique sales and marketing channel. In theory, electronic retailers are not limited by the traditional constraints of physical shelf space and have the potential to offer customers a vast selection of products through efficient search and retrieval interfaces. Moreover, electronic retailers can interact directly with customers by frequently adjusting their featured selections, editorial insights, shopping interfaces, pricing and visual presentations.

Beyond the benefits of selection, purchasing can be more convenient than shopping in a physical retail store as electronic shopping can be done 24 hours a day and eliminates physical travel to a store. Web sites can present advertising and marketing materials, display hundreds or thousand of products in catalog form, process transactions and fulfill orders, provide customers with rapid and accurate responses to their questions and gather customer feedback efficiently. Generally the cost of publishing on the Internet is lower than traditional advertising and marketing mediums and the Internet offers the ability to reach and serve a large and global customer base electronically from a central location.

As the field known as "e-commerce" develops, becomes more sophisticated and is accepted by a wider range of consumers, we anticipate that the potential for personalized low-cost customer interaction will provide additional economic benefits and economies that are unique to the Internet. Additionally, e-commence may eliminate several of the burdensome costs of managing and maintaining a retail store infrastructure, the need for continuous printing and mailing costs of catalog marketing and the costs of maintaining customer service personnel and support in several locations. Based on these advantages over traditional retailers, we believe that e-commence retailers have the potential to build large, global customer bases quickly and to achieve superior economic returns over the long term. Currently, there is an increasing number of products that are being sold online, including computers, travel services, brokerage services, automobiles, music, and books. We believe the number of products and services sold over the Internet and the volume of products will increase substantially in the future.

We believe that marketing children's toys and related products over the Internet presents an excellent business opportunity. Our business strategy to compete with traditional facilities based retailers using e-commerce marketing techniques. We intend to compete with other e-commerce marketers of children's toys and related products by differentiating our offerings through focusing on collectible toys and hobby items and by establishing a reputation for high quality customer service. Despite our optimism about the future of e-commerce and our ability to compete, we cannot assure you that we will successfully implement our business plan or that we will be able to compete with established retailers of children's toys and related products. Our business is subject to considerable risks. See "Risk Factors."

     The Traditional Toy Industry

The retail toy industry is large, growing and fragmented. Several large retailers such as Toys-R-Us, Kay Bee Toys, Target Stores, Sears, Wal-Mart, K-Mart and others dominate the toy industry and carry a large selection of toys. Many retailers in this industry also carry specialty toy products. We believe that most large retailers are located in metropolitan areas and that there is a large potential e-commerce target markets for children's toys and related products in customers that reside in suburban and rural areas.

According to Play Things Magazine, the NPD Group World Wide estimated toy sales in North America were approximately $27 billion in 1998 and are expected to grow in 2000. There can be no assurance that we will directly or indirectly benefit from the growth of the retail toy market or that growth of the toy market will continue. We cannot assure you that we will successfully launch our web site or that consumers will purchase toys from our web site in sufficient quantities to achieve profitability, if at all.

     The Traditional Distribution Channels

Toy manufacturers generally sell the toys directly to retailers and to a network of distributors. Distributors serve as the primary vendors for most retailers and generally carry 1,000-3,000 of the best-selling products. We believe a large portion of all toys sold are sold by small independent toy retailers. These small retailers generally sell products that fit into the market niche that each store has created and carry a limited selection of toys at any given time. We intend to compete with retailers that target the collectible toy and hobby item markets. The toy market has several retail chains that dominate the large superstore category. The largest U.S. retailers, including Wal-Mart, Toys-R-Us, Kay Bee Toys, Target Stores, Sears and K-Mart, together are estimated to account for over 25% of total United States toy sales. Toys R Us and Kay Bee Toys have focused aggressively on superstore growth. Based on publicly available data, we estimate that each superstore carries approximately 5,000 products, with the largest stores carrying between 10,000 and 12,000 products on site. Independent toy retailers typically carry a more limited selection of products in smaller retailing spaces and we believe they face increasing competitive pressures from the superstore format.

We believe that several characteristics of the traditional toy industry have created inefficiencies that may be eliminated by e-commerce including:

     (i) the capital intensive investments required for inventory, real estate and personnel for each retail location;
     (ii) limits in the amount of inventory that can be economically carried in a retail location (we estimate that the average superstore stocks less than 25% of the toy products available);
     (iii) difficulties implementing uniform operating policies and managing customer service levels, customer satisfaction programs and customer expectations in all locations;
     (iv) risks associated with managing demand and inventory for each retail store;
     (v) high cost of maintaining inventories spread across several retail locations;
     (vi)      inability managing human and managerial resources;
     (vii) inability to use customer specific information to develop unique marketing communications to individual customers;
     (viii)    high costs of disseminating marketing materials to customers; and
     (ix)      high costs of offering individualized customer services.

We believe that we can use e-commerce marketing to build strategic relationships with fulfillment vendors that will reduce these inefficiencies, while allowing us to develop a distribution channel that will capitalize on opportunities for direct marketing. We intend to develop strategic relationships with fulfillment vendors that inventory collectible toy and hobby items. We may also offer popular toys and children's products inventoried by our fulfillment vendors and through participation in affiliate programs of other web retailers, which will allow us to offer their inventory on our Website and to receive a fee for each transaction that we originate. We cannot assure you that we will ever be able to offer the breadth of products offered by facilities based superstores or that we will be capable of achieving operating efficiencies to compete on the basis of price.


Competition

Retailing children's toys and entertainment products is intensely competitive. We will compete with a variety of competitors with significantly greater experience and with greater financial, human and technical resources than us. These competitors include:

     (i) traditional store-based toy and children's product retailers such as Toys R Us, Kay-Bee Stores, FAO Schwarz, and others;
     (ii) major discount retailers such as Wal-Mart, Target Stores, Sears, Kmart and others;
     (iii) independent and specialty children's toy stores including Disney, Warner Bros. and others;
     (iv)      catalog retailers;
     (v)       Internet portals such as AOL and YAHOO etc;
     (vi) specialty toy stores featuring collectable toys and hobby items and
     (vii) various online competitors such as etoys, Toys R Us, and Amazon.com.

Marketing toys over the Internet is new, rapidly evolving and becoming intensely competitive. Barriers to entry are minimal and new competitors can launch new sites at a relatively low cost. In addition, traditional retailers have begun to launch web sites and online services that are expected to compete directly with us and our Kidstoysplus.com Website. Competitive pressures created by any one of these companies, singularly or collectively, could have a material adverse effect on our business, prospects, financial condition and results of operations.

We believe that the principal competitive factors for on-line toy retailers are brand recognition, selection, convenience, price, speed and accessibility, customer service and reliability and speed of fulfillment.

Currently, we estimate that there are approximately 130 toy retailers with Internet web sites. We believe that etoys.com and Toys R Us.com currently dominate the on-line market for children's toys and related products and that they are likely to face significant competition from Amazon.com and other major on-line retailers in the future.

Toys R Us, Inc. is one of the world's largest toy resellers with gross revenues of approximately $11 billion in 1998. Toys R Us launched its web site in 1997.

"etoys" is a toy retailer that markets its products exclusively through the Internet. etoys launched its web site in 1997 and has sold toys through its distribution and customer service system on a commercial basis since October 1997. etoys had gross sales revenues of approximately $22.9 million in 1998. We believe that etoys has a significant competitive advantage over most on-line toy retailers, including us, based on its established web site; brand name; and customer base. etoys also has a competitive advantage in the marketplace because it has penetrated the market and developed the infrastructure and technology support systems required for marketing, distribution and customer service. etoys has also established relationships with toy manufactures and distributors as well as advertisers that purchase banner advertisements on the etoys web site.

We believe that most of toy retailers with Internet web sites are small specialized companies marketing specific categories or lines of toys. We intend to compete directly against these companies by offering a line of products that features collectable toys and hobby items at competitive prices. We intend to attract visitors and potential customers to our web site by offering special content and information of interest to buyers of collectable toys and hobby items. We also intend to offer popular toy products through strategic relationships with fulfillment vendors and through affiliate programs that will allow us to offer the inventory of other on line retailers to our visitors and to receive a fee for transactions originated on our web site.

There can be no assurance we will be able to develop our Kidstoysplus.com Website, the technologies and/or the distribution systems required to market children's toys over the Internet in a timely manner, if at all. We also cannot assure you that our business concepts will be accepted by our target market or that we will successfully differentiate our web site and product offerings from those of our competitors. We may be unable to enter into strategic relationships with fulfillment vendors to procure a product line and mix that will appeal to our target markets or to the marketplace. If we fail to develop our Kidstoysplus.com Website or any of the technologies, systems, or strategic relationships necessary to implement our business plan in a timely manner, we will not be able to successfully compete in the marketplace and such failure will have a material adverse effect on our business and results of operations.

We believe that the principal competitive factors in our market will be:

     o    ease in access to the web site;
     o    brand recognition;
     o    product selection and availability;
     o    personalized services and free services;
     o    user friendly shop and browse web features;
     o    a comprehensive easy to use search engine and tools;
     o    superior graphics and technical support;
     o    combination of entertainment and unique product offerings;
     o    quality of editorial and other site content;
     o highly visible order buttons on every screen and easy to use ordering systems;
     o    immediate access to a sales consultant either by phone or e-mail;
     o    customer focus with superior support and service;
     o    experienced knowledgeable management and personnel; and
     o    reliability and speed of order fulfillment.

We believe that we will differentiate the Kidstoysplus.com Website from our competitors by considering these factors in developing marketing and systems strategies and by offering a sufficiently differentiated product line featuring non-mainstream toy products including collectable toys and hobby items, as well as a mix of popular toys. We anticipate that our product mix will feature hobby products, collectable toys and a wide range of unique imaginative toy products manufactured by small toy manufactures across the country that are not carried by current mainstream retailers.

Many of our current and potential competitors have experience in the retail toy industry, experience in the e-commerce industry, longer operating histories, customer bases, brand recognition and significantly greater financial, marketing and other resources than us. We have no operations and no experience marketing toys over the Internet. We have no developed systems or technologies, and there can be no assurance that we are capable of developing such systems or technologies.

In addition, online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of our competitors may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to web site and systems development than us. We cannot assurance you that we will be able to compete successfully against current and future competitors, and competitive pressures faced by us may have a material adverse effect on our business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that may affect our business. New technologies and the expansion of existing technologies may increase the competitive pressures on our business. In addition, companies that control access to transactions through network access or Web browsers could promote our competitors web sites or charge us a substantial fee for access through their in their portals.


The Kidstoysplus Concept

We believe children's toy and entertainment products, like other consumer products such as books, music CD's and movies, can be merchandised and sold over the Internet in a commercially viable manner. As an online retailer, we anticipate we will have some advantages over the traditional toy retailers including the following:

     1) We will potentially have unlimited online shelf space at lower costs incurred by traditional toy retailers who are typically restricted by higher fixed overhead costs resulting from their locations in retail leases in malls or popular urban shopping areas.

     2) We anticipate we will have the potential to offer a vast selection of toy and entertainment products via the Internet by developing procurement, distribution and logistical strategies that will allow us to fill orders using a variety of channels. Unlike traditional toy retailers who are generally limited in their offerings because of their physical space, we intend to inventory a select number of popular items and establish purchasing, shipping and distribution arrangements with strategic partners to enable us to offer and fill orders for a broad range of merchandise.

     3) We believe that the Internet provides a unique opportunity to market toys and other children's products by providing efficient search and browsing capabilities that are generally not available in a traditional toy store. The Internet search capabilities is anticipated to allow us to provide specific product data, reports and manufacturer information related to a potentially large number of offerings on a uniform and consistent platform. The delivery of this information can generally be facilitated at reduced (per contact) personnel overhead expense. We believe that the delivery of information in this manner can more efficient and effective as the content is anticipated to be specific to the product and the target audience. Moreover, we believe this new form of product merchandising will make shopping for products at our Kidstoysplus.com Website quick, easy and pleasurable

     4) We anticipate that we will be able to bring products to market in a more timely manner. By developing distribution channels that are not dependent on our physical location, we believe we can disseminate information to the marketplace faster than traditional retailers and that we may have the capability of delivering products to consumers by eliminating the traditional distribution channels and warehousing/retailing facilities.

     5) We believe our target market is larger than the target market for traditional retailers who are generally limited in geographical scope. We believe we can compete on a global basis and we can service our clientele on a worldwide basis from one or more centralized distribution and operation centers. We believe we can realize structural cost advantages relative to traditional small, medium and large toy merchandisers.

     6) We believe we can offer superior customer support and information services by offering uniform 24 hour per day service through a centralized facility. We believe that we can implement internal controls that will increase customer satisfaction, provide uniform quality in our service delivery system and reduce incremental costs generally attributable to the traditional retail customer service systems. We believe that we can train our personnel to use information systems to deliver superior customer service, to answer customer questions and to respond to customer complaints. We believe that these strategies can substantially reduce customer dissatisfaction and build consumer confidence in the Kidstoysplus.com Website.

By offering customers a selection of collectible toys, hobby items and entertainment products targeted at specific niches in the marketplace, at competitive prices, though an easy to use and browse web site, we believe we have the ability to become a top Internet collectible toy and hobby item retailer. We intend to compete with both traditional facilities-based retailers and on-line retailers. Unlike many established on-line retailers, we intend to enter into arrangements with fulfillment vendors who we anticipate will own, hold and ship products from their inventory directly to our customers. We believe this strategy will, in time, allow us to offer a larger inventory of products, reduce our inventory carrying costs and offer our products at lower costs. As of September 8, 1999, we have not entered into any agreements with fulfillment vendors, and we cannot assure you that our inventory will be attractive to visitors to our web site or that we will be capable of offering a selection of merchandise large enough to attract visitors to our site.

We also intend to participate in the affiliate programs of other on-line retailers, which will allow us to offer their inventories on our web site and to receive a fee for purchases originated by us. Some of these web sites may compete directly or indirectly with our web site and we will not be able to control packaging of the merchandise shipped by these parties, which may adversely affect our ability to develop our brand name or differentiate our web site.


Kidstoysplus Marketing Strategy

Our marketing strategy is to market children's toys and related products to niche market segments over the Internet. We initially plan to target the market for (i) collectable toys, including die cast metal toys, limited edition collectable dolls, collectable toy cars and other collectable items and (ii) hobby items including train sets, remote control planes and cars, models and other hobby products. Our initial target markets consist of Internet users that are searching for collectable toys, hobby items or other related products, or searching for information related to such products on the Internet. We intend to market our products through our Kidstoysplus.com Website that is anticipated to resemble a traditional toy store in a virtual setting. Our pricing strategy will be to sell our products at prices that are competitive with or below the prices charged by physical facilities based toy stores. We intend to process and deliver orders for our products in one to three business days.

     Shopping at the Kidstoysplus Virtual Store

We anticipate that our customers will enter the Kidstoysplus virtual store through the Kidstoysplus.com Website and that upon entering our virtual store, the visitor will be able to view a variety of toy and entertainment products, obtain prices, order products and conduct targeted product searches. We anticipate that the visitor will also be able to browse highlighted selections, bestsellers, unique categories and other features, read and post reviews, register for personalized services, participate in promotions and check order status. We anticipate our Kidstoysplus.com Website will allow customers to simply click on a button to add and subtract toy products to a virtual shopping cart as they browse our inventory.

To execute orders, our Kidstoysplus ordering system will prompt customers to click on the buy button and to supply shipping and credit card information. Alternatively, we anticipate that customers may phone our 24 hour 1-800 customer service line and speak to a qualified Kidstoysplus toy consultant for placing orders and obtaining information about our products or our company.

We anticipate we will offer our customers a variety of delivery services, including overnight and other shipping options. We also anticipate we will offer a wide range of personalized services including free gift wrapping for select items that are inventoried in our distribution warehouse, special shipping instructions, a gift request service and an important-date (birthdays, special occasions, etc.) reminder service. We also intend to provide access to a separate 24 hour 1-800 customer service line and a satisfaction guarantee and return policy. We intend to post full details of our policies relating to pricing, sales tax, sales terms and conditions, credit card security, product specials and our customer satisfaction guarantee on our Kidstoysplus.com Website.

We anticipate that our Kidstoysplus.com Website will offer customers the convenience of online research of a variety of children's merchandise and entertainment products that are designed to allow customers to make educated purchase decisions. We believe that collectable toys, hobby items and other children's products are especially suited for online marketing because they generally maintain or hold a consistent quality and consumers of these products are often searching for specific brands of these products. We believe that consumers often buy specific brands of collectibles, hobby items and toys as a result of publicity, promotion and marketing programs launched by manufacturers or collectors. We believe that the demand for popular toys is influenced by heavy advertising and marketing by toy manufacturers. For example, popular toys and entertainment products are often associated with popular children's television programs or characters, or become popular as a result of heavy promotional efforts by toy manufacturers. The most popular collectibles, hobby items and toys may be difficult to find at traditional physical toy stores because of limitations on the inventories of such stores or high demand and limited availability for specific products. The Internet allows consumers to efficiently search the inventories of a broad range of online toy retailers from the convenience of home or office by brand name, model or title using search tools, and to order or request products, subject to availability. We believe that online toy retailing can potentially eliminate or mitigate critical inefficiencies and problems faced by customers trying to find a specific collectable, hobby item or toy. There can be no assurance that we will be able to obtain inventories of the most popular items or that customers will buy such products through our web site.

We are in the process of developing the software and systems required to make our virtual store operational. We have not established our 1-800 customer service line or the physical support systems to implement our business plan. There can be no assurance that we will successfully develop the software, hardware or distribution systems contemplated in our business plan on a timely basis, if at all. If we fail to develop the technology to launch our Kidstoysplus.com Website or to establish support services to make our business operational before November 1999, we may be unable to implement our business plan and our business may be materially adversely affected. See "Note Regarding Forward Looking Statements."

     Our Technology

We intend to develop and use technology to deliver outstanding service and to achieve the economies we believe are inherent in our online virtual store model. Our strategy is to build strong brand recognition, customer loyalty and supplier relationships, while creating an economic model that is superior to that of the capital and real estate-intensive traditional toy retailing business. We believe that our success will depend on our ability to develop technology to offer an online experience that is easy to use, useful, functional, entertaining and educational. We believe that our technology must meet or exceed the general expectations of the virtual shopper who we believe will have experience shopping with other online retailers and who will expect a high level of technical sophistication from our Kidstoysplus.com Website.

We have recently engaged Retricular Consulting of Victoria, British Columbia to develop our Kidstoysplus.com Website and anticipate that we will begin testing our Kidstoysplus.com Website in November 1999. Under the terms of our agreement, we agreed to pay Retricular a per day consulting fee of $200.00 for the initial planning stage of the development of our Kidstoysplus.com Website. We anticipate we will enter into a definitive development agreement with Retricular in October 1999 to complete the development of our web site. We estimate that we will need to spend approximately $35,000 - $50,000 to complete development and to successfully launch our web site for commercial use. We also anticipate we will spend approximately $75,000 - $100,000 to develop the technology related to our customer service and support systems, inventory control systems, distribution and logistical facilitation systems, accounting systems and other internal control systems.

The cost for developing technology is expensive and the process will require testing and refinement. Our commercial success will depend on our ability to attract visitors and shoppers to our Kidstoysplus.com Website. This will require us to develop and use increasing sophisticated technologies to generate, sustain and maintain user interest and satisfaction. See "Note Regarding Forward Looking Statements."

We are in the process of negotiating with consultants to develop the technologies, software and systems for the Kidstoysplus.com Website; however, we have not entered into any agreements or arrangements for the development of the technologies related to our internal control and distribution systems. We do not anticipate that our technologies will be ready for testing until at least late October 1999. There can be no assurance that we will successfully develop and test the technologies related to Kidstoysplus.com Website or contemplated in our business plan on a timely basis, if at all. We anticipate that we will need to complete the development of our Kidstoysplus.com Website and our support services before November 1, 1999 to successfully launch our web site and that we will require additional financing during the fourth quarter 1999 to provide working capital for our operations. If we fail to develop our Kidstoysplus.com Website or our support systems or fail to raise additional capital as planned, our business and results of operations may be materially adversely affected. See "Note Regarding Forward Looking Statements."

     Web Site Marketing and Promotion

We intend to build customer loyalty by creatively applying technology to deliver personalized programs and service. We also intend to be able to provide increasingly targeted and customized services by using the customer preference and behavioral data obtained as a result of our planned online retailing. We believe that e-commerce allows rapid and effective experimentation and analysis, instant user feedback and efficient "redecorating of the store" for each and every customer, which we intend to incorporate in our merchandising. We plan to use personalized notification services to send customers highly customized notices at their request. By offering customers personalized messages and services, we will seek to increase the number of visitors that make purchases, to encourage repeat visits and purchases and to retain customers. We believe that loyal, satisfied customers will generate word-of-mouth advertising and awareness that will enable us to reach other potential customers. We intend to employ a variety of media, program and product development, business development and promotional activities to achieve our goals.


     Online Service and Internet Advertising

We intend advertise on various high-traffic Internet portals to build awareness of our Kidstoyplus.com Website. We also intend to offer banner ads on our Kidstoyplus.com Website that are anticipated to encourage readers to click directly to a Kidstoysplus toy offering or one of our sponsoring toy manufacturer's web site.

     Advertising and Public Relations

We intend to engage in a coordinated program of print advertising through specialized and general circulation newspapers and magazines. The Company may also advertise in other media. As a result of our planned public relations activities and current Internet e-commerce interest, we may receive publicity. There can be no assurance that we will have sufficient resources to carry out our promotional and advertising strategy or that we will receive any publicity.

     Personalized Shopping Services

We plan to offer personalized notification and shopping services through an automated email reminder service and gift wish list service. Visitors may be allowed to request email reminders of specific dates (holidays, birthdays, etc.) via email or have a toy wish list sent to an email address. We also intend to add a match filtering service that can monitor editorials on children's toys and the toy industry and email messages to visitors that request this information.

     Customer Service

We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat visits and purchases depends, in part, on the strength of our customer support and service operations and staff. Furthermore, we intend to use frequent communication with and feedback from our customers in order to continually improve the store and our services. We intend to offer an e-mail address to enable customers to request information and to encourage feedback and suggestions. We also intend to establish a team of customer support and service personnel who will be responsible for handling general customer inquiries, answering customer questions about the ordering process, and investigating the status of orders, shipments and payments.

We anticipate we will staff a toll-free line with "toy product consultants," personnel who we plan to train to provide product information, assurances to customers related to their purchase decision and general customer support for the Kidstoysplus.com Website. We anticipate we will automate certain tools used by our customer support and service staff.

     Warehouse and Fulfillment

We plan to source our products from a network of toy manufacturers and distributors. We plan to carry minimal inventory and rely to a large extent on "fulfillment vendors" to fill orders for the products we offer. We anticipate that most of our inventory will owned and inventoried by these outside fulfillment vendors and shipped directly from these vendors to our customers. We intend to update our site daily with inventory information received from our fulfillment vendors, which will enable customers to check the availability of products before ordering. Our systems are expected to electronically transmit orders to our fulfillment vendors at least once daily, and orders are anticipated to be shipped by these vendors using Kidstoysplus.com labels and invoices, in most cases within a day after an order is placed with us.

We plan to stock a limited "in-house" inventory of products including products that are unavailable from our fulfillment vendors including certain collectibles, limited edition toys, toys offered exclusively by manufacturers through Kidstoysplus.com and merchandise that we obtain for special promotions. We anticipate we will hire personnel that specialize in sourcing hard-to-find "special request" toy products and fill special request orders, subject to availability. We will ship our in-house inventory directly from our distribution facility to our customers.

We anticipate that we may require additional administrative, customer service, warehouse and fulfillment space within the next 12 months, and that suitable additional space will be available on commercially reasonable terms, although there can be no assurance in this regard. We leased facilities to establish our head office and central distribution center in a rural area setting that may enable us to take advantage of less expensive commercial rent leases and provide us access a workforce at reasonable hourly rates.

Kidstoysplus Plan of Operation

We anticipate we will have no sales until at least November 1999. We anticipate our operating activities during the next few months will focus primarily on:

     (i)       initial strategic planning;

     (ii)      establishing  strategic  relationships with technology developers
               and  consultants,   fulfillment   vendors,   toy   manufacturers,
               merchandisers and distributors;

     (iii) development of the necessary computer infrastructure and systems required to operate and develop the Kidstoysplus.com Website;

     (iv)      staffing and equipping our distribution facility;

     (v)       obtaining licenses and permits required for our operations;

     (vi)      securing a server for the Kidstoysplus.com Website;

     (vii)     installing   internal   system  hardware  and  software  for  our
               distribution and customer service facilities;

     (viii)    installing and equipping our customer service operations office;

     (ix)      installing communications support systems;

     (x)       developing and establishing an inventory management system;

     (xi)      selecting our initial product line for the Limited Launch Phase;

     (xii)     developing operating and management procedures and policies;

     (xiii)    arranging financing and establishing a credit facility;

     (xiv)     engaging logistical support for customer deliveries;

     (xv)      procuring packaging inventories;

     (xvi)     testing   Kidstoysplus   internal  operating,   distribution  and
               customer service systems;

     (xvii)    establishing our 1-800 service line;

     (xviii)   testing our web site software;

     (xix)     developing or licensing content for the Kidstoysplus.com Website;

     (xx)      promoting the initial launch of our web site;

     (xxi)     finalizing the Kidstoysplus virtual store concept; and

     (xxii)    hiring and training customer service and distribution personnel.

After the Initial Launch Phase, we intend to focus on (i) debugging its systems;
(ii) recruiting and training additional qualified operational and sales personnel; (iii) intensifying promotional efforts for the Kidstoysplus.com Website and brand name; (iv) building market awareness and attracting customers to the Kidstoysplus.com Website; (v) refining our distribution and fulfillment operations strategy; (vi) actively marketing merchandise through our Kidstoysplus.com Website; (vii) expanding the product line and mix of products available on the Kidstoysplus.com Website; (viii) developing strategic relationships with additional fulfillment vendors; (ix) expanding the content on the Kidstoysplus.com Website to appeal to our target markets; and (x) developing functional cross marketing programs and marketing information systems for our client base.

In developing the Kidstoysplus.com Website, we will consider three major considerations that we believe are essential to our success in e-commerce. The considerations are as follows:

     1.   Developing back end system support for the Kidstoysplus.com Website.
     2. Selection of the right initial product lines and strategic order fulfillment vendors.
     3.   Timely launching the Kidstoysplus.com Website.

We believe that growth will be the key to our success and that developing and managing growth will be a major challenge for us and our management. We cannot assure you we will successfully implement our business plan or develop the strategic relationships to make our web site competitive.

Back End System Support

Initially, we intend to design a software system that integrates and is capable of managing all of the Kidstoysplus.com Website, marketing, distribution and other information. This information is anticipated to cover product offerings, consumer information on products and manufacturers, promotions, pricing, margin, customer lists and customer data, shipping and handling data, customer support information, our procedures and policies, credit information, inventory control, procurement and distributor information, catalogues, news and other information required to integrate our operations. We anticipate that we will develop a system will allow us to collect and analyze information in a single cohesive system that allows us to use and exchange information within our organization. We may also integrate certain parts of our systems with strategic partners.

Initial Product Lines and Growth

We believe that a key to our online retailing strategy is to offer a select inventory of collectable toys and hobby items and to avoid selling a large selection of products immediately. After our Initial Launch Phase, we plan to market approximately 1,000 to 1,500 of the most popular collectable toys and hobby items that are available through fulfillment vendors or from our in-house inventory. We believe that this strategy will allow us to ensure our internal systems, especially the back-end platform, are performing correctly before expanding our product lines. In the future, we intend to expand our product offerings to offer a broader range of products that are made available through fulfillment vendors or through affiliate relationships with other on-line vendors. We believe that the typical customer may initially buy from a core group of select products and later will seek a broader range of product offerings.

Experienced on-line customers may become frustrated if they are unable to select from a large inventory of products, are unable to locate specific products or are forced to look for products in traditional stores. For the Kidstoysplus.com Website to be successful, we believe it is critical that we increase our product line rapidly once we are confident that it can support hundreds of transactions concurrently and process thousands of orders daily. We believe that our larger competitors have large extensive product offerings and currently have systems in place to facilitate a large number of transactions. Consequently, we believe that we must expand our inventory by offering products that appeal to niches in the market including the collectable toy market, the hobby market, the educational toy market and other specific product categories to successfully compete with other on-line retailers. We believe our primary competition will be from traditional physical based retailers that offer similar products. We plan to compete by offering a broader selection to these target markets and by offering our products at competitive or lower prices than those charged by physical based retailers. See "Competition."

Initial Launch Phase of Our Kidstoysplus.com Website

We plan to launch the Kidstoysplus.com Website and establish our distribution facility prior to the Christmas season of 1999. We anticipate that sales during the end of 1999 will assist us in testing it internal operating systems, from customer order entry and credit transaction processing to final fulfillment, shipping and delivery of the products ordered. Provided adequate financing is available, the year 2000 will be the Company's first full year of operations as an Internet retailer. There can be no assurance that we will be able to launch the Kidstoysplus.com Website as anticipated or that we will have sufficient financing to implement our business plan. Any substantial delay in the launch of Kidstoysplus.com Website will have a material adverse affect on our business and results of operation.

We have not purchased our in-house inventory or finalized any fulfillment vendor agreements related to the products we will offer during the Initial Launch Phase or the established the number of products we will offer. Based on our discussions with potential fulfillment vendors, toy manufacturers and distributors, we believe we will have access to a number of products offered by fulfillment vendors, toy distributors and manufacturers during our Initial Launch Phase. We anticipate that we will purchase our inventory and finalize arrangements with fulfillment vendors in early-October 1999. We also have not completed development of the technology required to launch our web site or entered into final agreements to do so. We believe that based on our negotiations with potential developers, our technology will be developed in time for our initial launch.

Capital Requirements

Capital requirements of a high technology start-up company are continuous, especially in the early years, or until the company can establish a revenue stream from product sales.

We have not entered into any arrangements or agreements to raise any additional financing, and there can be no assurance that such financing will be available on terms acceptable to us, if at all. If we are unsuccessful in raising the financing required to implement our business plan, an investment in our common shares may result in a loss of the investment made.

We completed two initial private placements of a total of 4,368,084 our common shares providing us approximately $243,642. See "Unregistered Offerings by the Company." The proceeds from the private placements will be used to establish a the Kidstoysplus.com Website, offset some of the costs required to establish our distribution and warehouse facility, purchase inventories of select and limited toy lines during the Initial Launch Phase, offset the cost of establishing our distribution and customer service systems; and begin to fund our brand identity marketing activities. These proceeds will not be sufficient to establish all of the systems that we will need to fully implement our business plan.

During the fourth quarter 1999 and in 2000, we need additional financing to develop our Kidstoysplus.com Website and distribution systems and to continue our marketing activities. We anticipate we will need to raise additional financing in the amount of at least $2 million during this period to increase and diversify our initial product offerings and to maintain adequate inventory to satisfy customer expectations and to meet customer demands. We intend to raise additional capital to fund our operations through private equity and/or debt financings. We are in the process of commencing a private placement offering of our common stock to raise up to $2.5 million at $1.25 per share. There can be no assurance that we will successfully raise any additional capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Consultant

As of May 31, 1999, we had one consultant, Albert R. Timcke, a director and our President, engaged in product research and development and two part-time consultants, Brian C. Doutaz, a director and our Secretary and Treasurer, and Gerald W. Williams, engaged in general and administrative and marketing functions. Each of our consultants will assist us in the development our business and our internal operating and information systems. We may also engage additional consultants in the future to assist us with the development of software and information systems and the implementation of our business plan.

We anticipate we will hire up to 4 employees during 1999 to provide 1-800 consumer support services, 1 to providing marketing and sales support, 2 to staff our distribution warehouse, 1 information systems employee and 2 administration employee.

Our success will depend in large part on our ability to attract and retain skilled and experienced employees and consultants. We do not anticipate any of our employees will be covered by a collective bargaining agreement. We do not currently have any key man life insurance on any of our directors or executive officers.

Intellectual Property

We have not registered any trademarks in the United States or elsewhere. We intend to submit an application to register the name "Kidstoysplus.com" as our trademark in the first quarter 2000, provided we are able to obtain additional financing for our operations. We currently have no technologies that are patentable.


Risk Factors

Our business is subject to a number of risks that are generally associated with start-up companies in the development stage of their business and companies engaged in business through the Internet. These risks could cause our actual results to differ materially from the results we project and any forward-looking statement we make in this registration statement. Below is a description of some of the risks that we anticipate will be associated with our business and an investment in our company.

Our lack of an operating history makes future forecasting difficult.

We were incorporated on February 4, 1999, to engage in the business of marketing children's toys and related products over the Internet. We are a development stage company, which means we are in the process of developing our business and have not generated any revenues from our operations. We intend to begin selling products on our Kidstoysplus.com Website in the fourth quarter 1999. However, we have not entered into all of the agreements or arrangements that will be required to conduct our business including, among others: agreements for the development of all of the technologies required to operate our business; arrangements to lease a server for our web site; agreements to equip and furnish our warehouse, order processing center or any other physical facility that we will require to market, sell and deliver products; agreements with fulfillment vendors to provide merchandise to sell on our web site; agreements to procure our inventory of in-house products; arrangements to hire employees; arrangements for shipping and packaging of orders; or agreements for credit facility or other financing. We cannot assure you that we will successfully enter into these arrangements or agreements in a timely manner, if at all, and our failure to do so will have a material adverse affect on out business and results of operations.

As a result of our lack of an operating history, it is difficult to accurately forecast our net sales and we have limited meaningful historical financial data upon which to base planned operating expenses. We base our current and future expense levels on our operating plans and estimates of future net sales, and several of our expenses are anticipated to be fixed because of the amount of capital required to establish our business and the expenditures we anticipate will be necessary to maintain a minimum level of capacity. Our sales and operating results are difficult to forecast because they will generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our net losses in a given quarter to be greater than expected.

We anticipate future losses and negative cash flow.

We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to:

     -    brand development, marketing and other promotional activities;
     -    the expansion of our inventory management and distribution operations;
     - the continued development of our Kidstoysplus.com Website, the systems that we use to process customers' orders and payments, and our computer network;
     -    increased marketing activities;
     -    increased inventory carrying costs;
     -    increased administrative costs;
     -    cost related to financings;
     - the expansion of our product offerings and Kidstoysplus.com Website content; and
     -    development of relationships with strategic business partners.

As of April 30, 1999, we had an accumulated deficit of $16,606. Our losses will increase substantially in 2000 as we anticipate costs will increase due to a number of factors including:

     -    an increase in the number of employees; -

     -    an increase in sales and marketing activities;
     -    addition of warehouse facilities and infrastructure;
     -    increased inventory carrying costs;
     -    increase administrative costs; and
     -    increased training costs.

Our ability to become profitable depends on our ability to generate and sustain substantial net sales while maintaining reasonable expense levels. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".


Our operating results are difficult to predict.

Our operating results are anticipated to fluctuate significantly due to a variety of factors, many of which are outside of our control. Factors that may harm our business or cause our operating results to fluctuate include the following:

     - our inability to obtain new customers at reasonable cost, retain existing customers, or encourage repeat purchases;
     - decreases in the number of visitors to our Kidstoysplus.com Website or our inability to convert visitors into customers;
     -    the mix of toys and other products sold by us;
     - our ability to offer products and content that appeals to our target markets;
     -    seasonality of the toy industry and certain product lines;
     -    our inability to manage inventory levels;
     -    our inability to manage our distribution operations;
     - our inability to adequately maintain, upgrade and develop our web site, the systems that we use to process customers' orders and payments or our computer network;
     - the ability of our competitors to offer new or enhanced web sites, services or products;
     -    price competition;
     -    an increase in the level of our product returns;
     - fluctuations in the demand for children's products associated with movies, television and other entertainment events;
     - our inability to obtain popular children's toys, video games, software, videos and music from our vendors;
     - fluctuations in the amount of consumer spending on children's toys, video games, software, videos and music;
     - the failure to develop new marketing relationships with key business partners;
     - the extent to which we are not able to participate in advertising campaigns such as those conducted by strategic partners;
     -    increases in the cost of online or offline advertising;
     - the amount and timing of operating costs and capital expenditures relating to expansion of our operations;
     - unexpected increases in shipping costs or delivery times, particularly during the holiday season;
     -    technical difficulties, system downtime or Internet brownouts;
     - government regulations related to use of the Internet for commerce or for sales and distribution of toys, video games, software, videos and music; and
     - economic conditions specific to the Internet, online commerce and the children's toy and related product industries.

A number of factors will cause our gross margins to fluctuate in future periods, including the mix of toys and other products sold by us, inventory management, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could reduce our gross margins in future periods.

We expect our sales to experience seasonal fluctuations that may affect our cash flow and our ability to manage our inventory effectively.

We expect to experience seasonal fluctuations in our net sales, with the heaviest demand for toys anticipated to be during the Christmas season. These seasonal patterns will cause quarterly fluctuations in our operating results. In particular, a disproportionate amount of our net sales will be realized during the fourth calendar quarter and we expect this trend to continue in the future.

In anticipation of increased sales activity during the fourth calendar quarter, we anticipate that we will hire temporary employees to bolster our permanent staff and we will significantly increase our inventory levels. For this reason, if our net sales were below seasonal expectations during this quarter, our annual operating results could be below our expectations.

Due to our lack of an operating history, it is difficult to predict the extent that seasonal patterns will have on our sales or the impact such seasonality will have on our business and financial results. In the future, trends in seasonal sales patterns may be more pronounced than others, which may strain our personnel and warehousing and order shipment activities and may cause a shortfall in net sales as compared to expenses in a given period. Seasonal fluctuations may have a material adverse effect on our ability to manage our operations and inventories.

We may face significant inventory risk because consumer demand can change for products between the time that we order products and the time that we receive them.

We may carry a significant level of inventory if we are unable to enter into arrangements with fulfillment vendors that offer merchandise that we elect to offer on our web site or as our business grows. We may also inventory merchandise that we believe will be popular to assure availability to our customers. As a result, the changing trends in consumer tastes in the market for collectable toys, hobby items and related products will subject us to significant inventory risks. It is critical to our success that we accurately predict these trends and to not overstock unpopular products. The demand for specific products can change between the time the products are ordered and the date of receipt. We are particularly exposed to this risk because we anticipate that we will derive a majority of our net sales in the fourth calendar quarter of each year. Our failure to sufficiently stock popular toys and other products in advance of such fourth calendar quarter would harm our operating results for the entire fiscal year.

In the event that one or more products do not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, which could reduce our net sales and gross margins. We anticipate that this risk may be greatest in the first calendar quarter of each year, after we have significantly increased inventory levels for the holiday season. We believe that this risk will increase as we open new departments or enter new product categories due to our lack of experience in purchasing products for these categories. In addition, to the extent that demand for our products increase over time, we may be forced to increase inventory levels. Any such increase would subject us to additional inventory risks.

Because we do not intend to have long-term or exclusive vendor contracts, we may not be able to obtain sufficient quantities of popular children's products in a timely manner and we could lose sales and we could lose sales.

If we are not able to offer our customers sufficient quantities of toys or other products in a timely manner, we could lose customers and our net sales could be below our expectations. Our success depends on our ability to purchase or make available products in sufficient quantities at competitive prices, particularly for the holiday shopping season. Based on our discussions with potential fulfillment vendors, distributors and suppliers, we believe it is common in the industry not to have long-term or exclusive arrangements with any vendor or distributor that will guarantee the availability of toys or other children's products. In addition, popular collectable toys, hobby items, children's merchandise and other toys are often ordered months in advance of delivery and may not be available to us through fulfillment vendors or may require minimum quantity orders that exceed our demand. Therefore, we will not have a predictable or guaranteed supply of popular toys or other products on acceptable terms. If our product selection is limited or the most popular merchandise is unavailable through our web site, we may be unable to compete effectively.

If we are unable to obtain sufficient quantities of products from our key vendors, our net sales will be adversely affected.

If we were unable to obtain sufficient quantities of products from our key fulfillment vendors, we could lose customers and our net sales could be below expectations. From time to time, we anticipate we may experience difficulty in obtaining sufficient product allocations from key fulfillment vendors due to the high demand for specific product selections or in the event our fulfillment vendors are unable to obtain sufficient inventory to fill our orders. All of our fulfillment vendors are distributors to other retailers and, from time to time, such vendors may receive firm orders for specific product selections from our competitors, which may make the availability of such selections unavailable to us. Because we anticipate our arrangements for order fulfillment through our fulfillment vendors will initially be on a "just-in-time" or "as ordered" basis, we may be unable to make available the most popular products to our customers unless we place firm orders and accept delivery for such products, which may increase our inventory carrying costs. The unavailability of popular products or increases in carrying costs may have a material adverse affect on our results of operations and our business.

In addition, we believe our key vendors will have established, and may continue to expand, their own online retailing efforts, which may impact our ability to get sufficient product allocations from such vendors. We currently have no agreements or arrangements to acquire inventory from manufacturers or distributors.

To manage our growth and expansion, we need to implement financial and managerial controls and reporting systems and procedures, and our inability to do so successfully will adversely affect our business.

Our anticipated growth in personnel and operations will place a significant strain on our management, information systems and resources. In order to manage this growth effectively, we need to develop financial and managerial controls and reporting systems and procedures. If we experience a significant increases in the number of our personnel, our existing management team will not be able to effectively train, supervise and manage all of our personnel. In addition, our information must be able to handle adequately the anticipated volume of information and transactions that would result from our operations and our anticipated growth. Our failure to successfully implement, improve and integrate these systems and procedures would cause our results of operations to be below expectations.

We may not be able to compete successfully against current and future competitors.

The online commerce market is new, rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new web sites at a relatively low cost. In addition, should we decide to expand our product lines to offer video games, software, videos and music, such retailing industries are intensely competitive.

We currently or potentially intend to compete with a variety of other companies, including:

     - traditional store-based retailers of collectable toys and hobby products;
     - traditional store-based toy and children's product retailers such as Toys R Us, FAO Schwarz, Zany Brainy and Noodle Kidoodle;
     - major discount retailers such as Wal-Mart, Kmart, Sears and Target Stores; - online stores operated by etoys, Toys R Us, Wal-Mart, FAO Schwarz and Amazon.com;
     - physical and online stores of entertainment entities that sell and license children's products, such as The Walt Disney Company and Warner Bros.;
     -    catalog retailers of children's products;
     - vendors or manufacturers of children's products that currently sell some of their products directly online, such as Mattel and Hasbro;
     - other online retailers that include children's products as part of their product offerings, such as Amazon.com, Barnesandnoble.com, CDnow, Beyond.com and Reel.com;
     - Internet portals and online service providers that feature shopping services such as AOL, Yahoo!, Excite and Lycos; and
     - various smaller online retailers of children's products, such as BrainPlay.com, Red Rocket and Toysmart.com.

Many traditional store-based and online competitors have long operating histories, large customer or user bases, brand recognition and loyalty and significant financial, marketing and other resources. Many of our primary competitors, including specialty toy stores that offer collectable toys and hobby items, have knowledgeable personnel and substantial experience in retailing collectable toys and hobby items. These competitors may establish their own web sites and may devote substantially more resources to web site development than we can, which may adversely affect our ability to attract visitors to our web site. In addition, larger, well-established and well-financed entities may join with online competitors or children's toy, video game, software, video and music publishers or suppliers as the use of the Internet and other online services increases.

Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet.

We may expand our product lines and enter new business categories that may not achieve market acceptance.

Any new department or product category that is launched or acquired by us, which is not favorably received by consumers could damage our brand or reputation. This damage could impair our ability to attract new customers, which could cause our net sales to fall below expectations. An expansion of our business into other new departments or product categories will require significant additional expenses, and strain our management, financial and operational resources. This type of expansion would also subject us to increased inventory risk and could aversely affect our levels of customer service. We may choose to expand our operations by developing other new departments or product categories, promoting new or complementary products, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties.

If we experience problems in our distribution operations, we could lose customers.

We intend to primarily rely on fulfillment vendors to inventory, package and ship products to our customers. We also intend to rely upon third-party carriers for shipping our products to our customers and to ship products to and from our distribution facility. Consequently, we are subject to the risks, including employee strikes and inclement weather, associated with such carriers' ability to provide delivery services to meet our shipping needs. In addition, failure to deliver products to our customers in a timely manner would damage our reputation and brand. We also intend to depend upon temporary employees to adequately staff our distribution facility, particularly during the holiday shopping season. If we do not have sufficient sources of temporary employees, we could lose customers.

If we do not successfully establish our Kidstoysplus.com Website and the systems that process customers' orders, we will be unable to implement our business plan.

If we fail to establish our Kidstoysplus.com Website, we will be unable to carry out our business plan. Furthermore, we must establish computer and information systems that we will use to process and ship customer orders and process payments or we may not be able to successfully distribute customer orders. Any failure of our systems to act in an integrated manner could result in the loss of customers and our net sales will be adversely affected.

In addition, our failure to rapidly upgrade our Kidstoysplus.com Website or expand these computer systems without system downtime, particularly during the fourth calendar quarter, would further reduce our net sales. We may experience difficulty in improving and maintaining such systems if our employees or contractors that develop or maintain our computer systems become unavailable to us. We also expect periodic systems interruptions while enhancing and expanding these computer systems that will affect the quality of our customer service.

The occurrence of a natural disaster or other unexpected problem, which affects our facilities or systems, could damage our reputation and brand and adversely affect our net sales.

The occurrence of an earthquake or other natural disaster or unanticipated problems at our planned facility in British Columbia, or at the third-party that we anticipate will house substantially all of our computer and communications hardware systems, could cause interruptions or delays in our business, loss of data or render us unable to accept and fulfill customer orders. Any such interruptions or delays at either of these facilities would reduce our net sales. In addition, we anticipate that our systems and operations will be vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. In addition, the failure by the third-party facility to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could result in interruptions in our service. The occurrence of any or all of these events could damage our reputation and brand and impair our business.

Our net sales could decrease if our online security measures fail.

Our relationships with our customers may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are ineffective. If, as a result, we lose many customers, our net sales could decrease. We intend to rely on security and authentication technology that we intend to license from third parties. With this technology, we intend to perform real-time credit card authorization and verification with our bank. We cannot predict that whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information.

Furthermore, the servers we intend to rely on may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot assure you that we can prevent all security breaches.

Our net sales will be adversely affected if we experience significant credit card fraud.

A failure to adequately control fraudulent credit card transactions would reduce our net sales and our gross margins because we do not intend to carry insurance against this risk. We intend to use developed technology to help us to detect the fraudulent use of credit card information. Nonetheless, we expect to suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under currently contemplated credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.

If we do not respond to rapid technological changes, our services could become obsolete and we could lose customers.

If we face material delays in introducing new services, products and enhancements, our customers may forego the use of our services and use those of our competitors. To remain competitive, we must continue to enhance and improve the functionality and features of our online store. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our Kidstoysplus.com Website and our proprietary technology and systems may become obsolete.

The development of our Kidstoysplus.com Website and other proprietary technology will entail significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our Kidstoysplus.com Website, systems that we use to process customers' orders and payments and our computer network to customer requirements or emerging industry standards.

Intellectual property claims against us can be costly and could impair our business.

Other parties may assert infringement or unfair competition claims against us. We cannot predict whether third parties will assert claims of infringement against us, or whether any assertions or prosecutions will harm our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could impair our business.

If the protection of our trademarks and proprietary rights is inadequate, our brand and reputation could be impaired and we could lose customers.

We intend to take steps to protect our proprietary rights, which may be inadequate. We anticipate we intend to file an application to register our "kidtoysplus" trademark for sales of toys, games and playthings during the first quarter 2000 if we have sufficient financial resources to do so. We may also file applications for patent protection of our technology, if patentable, and additional trademarks in the future. We anticipate our future copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property will be critical to our success. We intend to rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights.

Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we will sell our products and services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

The loss of the services of one or more of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could disrupt our operations.

The loss of the services of one or more of our key personnel could seriously interrupt our business. We depend on the continued services and performance of our senior management and other key personnel, particularly Albert R. Timcke, our President, Chief Executive Officer and Chairman of the Board, and Brian Doutaz, our Secretary and Treasurer and a director of the company. Mr. Timcke is a full-time consultant to the company and dedicates 100% of his attention to the development of our business. Mr. Doutaz is a part-time consultant to the company and dedicates a substantial portion of his time serving as President of Anina International Capital Corp., which may affect his ability to dedicate substantial efforts and time to the development of our business.

Our future success will also depend upon the service of other key sales, marketing and support personnel, which we have not hired. Our relationships with these officers and key employees are at will. We do not have "key person" life insurance policies covering any of our employees.

We may be adversely impacted if the software, computer technology and other systems we use are not year 2000 compliant.

Any failure of our material systems, our vendors' material systems or the Internet to be year 2000 compliant would have material adverse consequences for us. Such consequences would include difficulties in operating our Kidstoysplus.com Website effectively, taking product orders, making product deliveries or conducting other fundamental parts of our business. We have recently engaged Reticular Consulting to develop the technologies related to our business and to outline the systems requirements of our Kidstoysplus.com Website and our internal systems requirements for our order processing operations. We anticipate that all of our computer and software systems will be year 2000 compliant and that all the technologies developed by Reticular Consulting will be year 2000 compliant. We intend to back up all of our financial data and company records on year 2000 compliant systems and do not anticipate any substantial disruption of our internal operating systems as a result of the Year 2000 Issue.

We also depend on the year 2000 compliance of the computer systems and financial services used by consumers and of systems that make the Internet functional. We cannot assure you that such systems are or will be year 2000 compliant, and we are unable to assess the magnitude of the risks such failures may have on our business. We are requesting information related to the status of year 2000 compliance from potential third party providers of inventory and services to the company and will only enter into arrangements with third party vendors that affirmatively represent to us that their systems are year 2000 compliant. However, we have not undertaken any other measures to assure year 2000 compliance of our third party vendors and we cannot assure you that such vendor systems will not experience disruptions as a result of the Year 2000 Issue.

A significant disruption in the ability of consumers to reliably access the Internet or our ability to process transactions will have an adverse effect on demand for our services and would have a material adverse effect on us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Executive officers and directors have substantial control over the company.

Executive  officers,  directors  and entities  affiliated  with them,  if acting together,  would  be able  to  significantly  influence  all  matters  requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. These stockholders, in the aggregate, beneficially own approximately 56.18% of our outstanding common stock. See "Principal Stockholders".


Risks Related To the e-commence Industry

If we are unable to acquire the necessary web domain names, our brand and reputation could be damaged and our business may be adversely affected.

We may be unable to acquire or maintain Web domain names relating to our brand in the United States and other countries in which we may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand. Such use could damage our brand and reputation and take customers away from our Kidstoysplus.com Website. We currently hold various relevant domain names, including the "Kidstoysplus.com" domain name. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the future. Governing bodies may also establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

We may need to change the manner in which we intend to conduct our business if government regulation increases, which may increase our costs of doing business and adversely affect our ability to earn a profit.

The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we do business, which may result in additional expenses. We may need to spend time and money revising the process by which we fulfill customers' orders to ensure that each shipment complies with applicable laws. We may need to hire additional personnel to monitor our compliance with applicable laws.

We may be subject to liability for the internet content that we publish, which could adversely affect our business.

As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. If we face liability, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online services. Although we carry general liability insurance, our insurance currently does not cover claims of these types. However, this insurance is available, and we intend to obtain this insurance in the near future. There can be no assurance that we will be able to obtain such insurance or that it will be adequate to indemnify us for all liability that may be imposed on us.

Our net sales could decrease if we become subject to sales and other taxes.

If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our products, our net sales and results of operations could be harmed. We do not currently intend to collect sales or other similar taxes for physical shipments of goods. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operation in states outside Washington State could subject our shipments in such states to state sales taxes under current or future laws. If we become obligated to collect sales taxes, we will need to update our system that processes customers' orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades will increase our operating expenses. In addition, our customers may be discouraged from purchasing products from us because they have to pay sales tax, causing our net sales to decrease. As a result, we may need to lower prices to retain these customers.


ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Kidstoysplus.com Inc. was organized and incorporated under the laws of the State of Nevada on February 04, 1999 and has not commenced operations of its business. This report discusses financial and organizational results from our inception to April 30, 1999.

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," which involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements.

General Overview

Kidstoysplus.com was organized to develop and operate a retail web site on the Internet specializing in marketing children's products that will initially include children's toys, collectable toy items and hobby related products. In the future, we may offer books, music, story line CD's, audio-tapes, movies, video games and educational products on our web site. We believe that by combining expertise in children's products, Internet web site development and marketing and a commitment to excellent customer service through Internet retailing, we will be able to deliver a unique shopping experience to consumers.

The following discussion and analysis explains our financial condition for the period from incorporation on February 4, 1999 to April 30, 1999, and our plan of operation for the next twelve months. You should review our discussion and analysis of financial condition and our plan of operation in conjunction with our audited financial statements and the related notes, as well as statements made elsewhere in this Form 10-SB.


Period February 4, 1999 to April 30, 1999

Revenues. We anticipate we will not commence our operations until the fourth quarter of 1999. We generated no revenues from operations since our inception on February 4, 1999 to April 30, 1999. We had interest income in the amount of $555.

Expenses. We incurred expenses of $17,161 related to the organization of our corporation and the development of our business plan including $6,100 in consulting fees, $2,800 in management fees (related to strategic planning business development and market research and analysis) (paid to Albert R. Timcke, our President, for services), $3,924 in legal and accounting expenses, $3,070 in office and miscellaneous expenses, $500 in rent expenses and $767 in phone expenses. We anticipate our operating and administrative expenses will increase as we develop our Kidstoysplus.com Website and begin marketing our business.

Net Loss. We had a loss of $16,606 for the period since our inception on February 4, 1999 to April 30, 1999.


Liquidity and Capital Resources

On April 5, 1999, we issued for cash 3,960,000 shares of our common stock at a price of $0.01 per share for proceeds to us of $39,600. On April 6, 1999, we issued for cash 408,084 shares of our common stock at a price of $0.50 per share for proceeds to us of $204,042. See "Recent Sales of Unregistered Securities."

As of April 30, 1999, we had working capital of approximately $227,136. In the subsequent quarter, our expenses are expected to rise dramatically.


Plan of Operation

We anticipate our Kidstoysplus.com Website will be accessible for initial viewing and testing in the fourth quarter 1999. We have leased and intend to finish and equip our initial distribution site in Courtenay, British Columbia, in the fourth quarter 1999. We intend to begin purchasing inventory and entering into merchandising and procurement agreements with fulfillment vendors to supply merchandise marketed on the Kidstoysplus.com Website during the fourth quarter 1999. We anticipate it will begin selling merchandise through our Kidstoysplus.com Website during our Limited Launch Phase anticipated to begin late in the fourth quarter 1999 for the purposes of testing our Kidstoysplus.com Website, our customer service systems, our warehouse and facilities systems and our internal record-keeping and billing systems. We anticipate that we will be fully operational in the first half of 2000. Below is a summary of our plan of operation through the first quarter ending March 31, 2000.

Capital Requirements

We anticipate it will need the following financing to implement our business plan and to meet our financial obligations for the year ending December 31, 1999, and the first two calendar quarters of 2000.

                                                  PERIOD
                                                  ------
                                                               1999                                2000
                                                  ------------------------------       -------------------------------
 DESCRIPTION                                      3rd Quarter        4th Quarter       1st Quarter       2nd Quarter
                                                    July-             October-          January-           April-
                                                  September           December           March              June
                                                 ------------       -------------      ------------     ------------
Company set-up and legal exp.                       $30,000           $20,000

Office and administration                           $25,000           $30,000            $40,000           $40,000

Web site design and posting                        $100,000

Web maintenance and software upgrades                                 $75,000            $30,000           $30,000

Establish warehouse and office facilities           $25,000           $20,000            $20,000           $20,000

Company marketing expense - begin                                    $100,000           $100,000          $300,000

Selective product inventory for                                      $100,000           $200,000          $600,000
Christmas 1999 - Beginning Inv. 2000

Working capital                                     $25,000          $100,000           $100,000          $100,000
                                                 ------------       -------------      ------------     ------------
Totals                                             $205,000          $445,000           $490,000        $1,090,000



As of April 30, 1999, we had working capital of $227,136. We anticipate that our working capital is sufficient to satisfy our cash requirements only through the fourth quarter 1999. We anticipate we will be required to raise addition financing in the amount of approximately $2,000,000 during the next three fiscal quarters ending June 30, 2000 and to implement our business plan and to meet our anticipated cash requirements. We anticipate that we will begin to raise additional capital through the private placement of equity and/or debt during the fourth quarter 1999 and the first quarter of 2000. We are in the process of commencing a private placement of our common stock to raise up to $2.5 million at $1.25 per share. We cannot assure you we will successfully complete such private placement in a timely manner, if at all.

We believe our estimates of our capital requirements to be reasonable. The capital requirements are only estimates and can change for many different reasons, some of which are beyond our control. We are a development stage company and are the process of designing our Kidstoysplus.com Website design and establishing a warehouse facility. The cost for procuring a test inventory for the 1999 Christmas season will be dependant on our ability to purchase such inventory on acceptable terms and our ability to enter into arrangements with fulfillment vendors. We may seek a credit facility and/or manufacturer/distributor financing to secure adequate inventory.. We currently have no arrangements for such procurement or for financing to acquire our initial inventory, and there can be no assurance that we will successful acquire a product line or financing on terms acceptable to us, if at all.


Product Research and Development

We have recently engaged Retricular Consulting of Victoria, British Columbia to develop our Kidstoysplus.com Website and anticipate that we will begin testing our Kidstoysplus.com Website in the third quarter 1999. Under the terms of our agreement, we agreed to pay Retricular a per day consulting fee of $200 for the initial planning stage of the development of our Kidstoysplus.com Website. We anticipate we will enter into a definitive development agreement in October 1999 with Retricular to complete the development of our web site, and we will need to spend approximately $35,000 - $50,000 to complete development and successfully launch our web site into commercial use. We also anticipate we will spend approximately $75,000 - $100,000 to develop the technology related to our customer service and support systems, inventory control systems, distribution and logistical facilitation systems, accounting systems and other internal control systems.

The cost for developing technology is expensive and the process will require testing and refinement. Our commercial success will depend on our ability to attract visitors and shoppers to our Kidstoysplus.com Website. This will require us to develop and use increasing sophisticated technologies to generate, sustain and maintain user interest and satisfaction. See "Note Regarding Forward Looking Statements."

We are in the processing of developing the technologies, software and systems for the Kidstoysplus.com Website and we have not entered into any agreements or arrangements for the development of the technologies related to our internal control and distribution systems. We do not anticipate that our technologies will be ready for testing until at least November 1999. There can be no assurance that we will successfully develop and test the technologies related to Kidstoysplus.com Website or contemplated in our business plan on a timely basis, if at all. Our inability to obtain additional financing or to develop the Kidstoysplus.com Website and the support services prior to the end of 1999 would have a materially adverse effect on our business and results of operations. See "Note Regarding Forward Looking Statements."


Acquisition of Plant and Equipment for Our Distribution Center and Customer Service Center

We leased a distribution and warehouse and a corporate office/customer service facility in Courtenay on Vancouver Island, British Columbia. Our distribution facility is approximately 7,200 square feet, including office, warehouse and delivery space for our distribution operations. Our corporate office/customer service facility is approximately 3,200 square feet. We anticipate that the cost of acquiring, finishing, furnishing and equipping our facilities will be approximately $60,000 during the next twelve months. The rent for our distribution facility is approximately $1,100 per month and the rent for our corporate office/customer service facility is approximately $700 per month.

We also intend to acquire computer systems and to develop system software to support our distribution and warehouse and customer service facility. We anticipate that the cost of such equipment and systems will be approximately $15,000 - $20,000 during the next twelve months.


Consultants

As of May 1, 1999, we engaged 3 consultants to assist us in product research and development and marketing functions on a part- and full-time basis. We intend to engage additional consultants to develop our internal operating and information systems.

We have hired one employee to manage our distribution facility, and in addition, we anticipate that we will hire 4 employees during 1999 to provide 1-800 consumer support services, 1 to providing marketing and sales support, 2 to staff our distribution warehouse, 1 information systems employee and 2 administration employees.

The Company's success will depend in large part on our ability to attract and retain skilled and experienced employees. The Company does not anticipate any of our employees will be covered by a collective bargaining agreement. The Company does not currently have any key man life insurance on any of our directors or executive officers.

We have not entered into any agreements or arrangements with respect to product inventory, distribution facilities, internal systems development, server systems, human resource, credit facilities and other related needs. There can be no assurance that we will be able to enter such agreements or arrangements on acceptable terms, if at all. There can also be no assurance that we will be able to develop our Kidstoysplus.com Website and our distribution systems in a timely manner, if at all, or that the Company's projected costs and timing of such development will be accurate. Any material delay in entering into arrangements or developing our Kidstoysplus.com Website or distribution systems will have a material adverse effect on the Company's business and results of operations.

Year 2000 Compliance

The Year 2000 Issue arises with the change in century and the potential inability of information systems to correctly "rollover" dates to the new century. To save on computer storage space, many systems were programmed with a two-digit century (i.e. December 31, 1999 would appear as 12/31/99) assuming that all years would be part of the 20th century. On January 1, 2000, systems with this programming will default to 01/01/1900 instead of 01/01/2000, and calculations using or reporting the date will not be correct and errors will arise (the "Year 2000 Issue"). To prevent this from occurring, information systems need to be updated to ensure they recognize dates during and after the year 2000.

The potential exists that we and each of our subsidiaries are exposed to a risk that certain aspects of their businesses will fail or suffer impairment as a result of internally operated or externally contracted hardware or software systems and services not being able to correctly "rollover" dates to the new century. The risk stems from our reliance on certain hardware, software and services to carry out the daily operation of our proposed businesses. The exposure may result from, amongst other things, the use of computers, general software and servers for office purposes and data storage; connections to and use of the services of Internet Service Providers and telephone companies for office purposes.

We have only been developing our business during the last 6 months. We have recently engaged Reticular Consulting to develop the technologies related to our business and to outline the systems requirements of our Kidstoysplus.com Website and our internal systems requirements for our order processing operations. We anticipate that all of our computer and software systems including office hardware, administrative general software, custom developed special purpose software, servers and services of Internet Service Providers will be year 2000 compliant. We intend to back up all of our financial data and company records on year 2000 compliant systems and do not anticipate any substantial disruption of our internal operating systems as a result of the Year 2000 Issue.

We also depend on the year 2000 compliance of the computer systems of our third party vendors, financial service providers and Internet Service Providers that make the Internet functional. We cannot assure you that their systems are or will be year 2000 compliant, and we are unable to assess the magnitude of the risks such failures may have on our business. We are requesting information related to the status of year 2000 compliance from potential third party providers of inventory and services to the company and will only enter into arrangements with third party vendors that affirmatively represent to us that their systems are year 2000 compliant. However, we have not undertaken any other measures to assure year 2000 compliance of our third party vendors and we cannot assure you that such vendor systems will not experience disruptions as a result of the Year 2000 Issue. Although we are relying primarily on systems developed with current technology and on systems designed to be year 2000 compliant, we may have to replace, upgrade or reprogram certain systems to ensure that all interfacing technology will be year 2000 compliant when running jointly.

In the event that we incur expenses associated with resolving year 2000 compliance issues, we intend to expense the operating costs as they are incurred and capitalize the capital costs as they are incurred. However, our purchases of hardware and general and specific purpose software will be relatively recent, and the more expensive hardware and general and specific software items that we intend to purchase are generally covered under warranties that will extend over the rollover period to January 1, 2000. As a result, we do not expect to incur any major operating or capital expenditures that would have a material impact on our financial condition or results of operations.

We do not currently anticipate any disruption in our operations as the result of the Year 2000 Issue. Any failure of our material systems, our vendors' material systems or the Internet to be year 2000 compliant may have a material adverse effect on our business and results of operations.

In the worst case scenario, the systems of our third-party vendors and the Internet will fail as a result of year 2000. If such worst case scenario occurs, we anticipate we will offer our inventory though traditional physical channels and a retail location established at one distribution center until systems are re-established for the Internet. Such a material failure would have a material adverse effect on our business.

In order to protect against the possibility of any material disruption in our or our subsidiaries' operations as the result of the Year 2000 Issue we have taken the following precautions:

     - developed, initiated and maintained procedures that ensure that the information stored on the office computer hard drives are backed up on a regular basis and stored safely;
     - copies of the source code for the special purpose software are maintained in secure offsite locations by the developers of the software; and
     - implemented a policy of acquiring name brand hardware and retained experienced consultants upon whose warranties we believe that we can rely.


ITEM 3    DESCRIPTION OF PROPERTY

Our corporate headquarters are currently located at 1000 - 355 Burrard Street, Vancouver, British Columbia, V6C 2G8, Canada, which we currently rent on a temporary basis for approximately $250 per month. Our principal office will be relocated to 2924 Cliffe Avenue, Courtney, B.C., V9N 7J3 once our permanent office space is finished and equipped in October 1999. Our principal office and customer service facility is approximately 3,200 square feet and is leased for a term of one year at approximately $700 per month.

We entered into a lease agreement for our distribution and warehouse facility at 4767 Headquarters Road, Courtney, B.C., V9N 7J3, effective September 1, 1999. Our distribution facility is approximately 7,200 square feet and leased for a term of one year at approximately $1,100 per month and renewable for an additional one year term at approximately $1,250 per month.


ITEM 4    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of May 31, 1999 by: (i) each person known to us to own more than five percent (5%) of any class of our voting securities; (ii) each of our directors; and (iii) all our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.


    TITLE OF                   NAME AND ADDRESS OF                        AMOUNT AND NATURE            PERCENT OF
     CLASS                       BENEFICIAL OWNER                        OF BENEFICIAL OWNER            CLASS(1)
----------------------- -------------------------------------------- ----------------------------- -----------------
Common Stock            Albert R Timcke, Director, President                 5,500,000(2)                55.18%(2)
                        10300 Second Avenue, Richmond, BC V7E 1V7

Common Stock            Brian C. Doutaz, Director                             100,000(3)                  1.00%(3)
                        35-12880 Railway Ave, Richmond, BC V7E 1V7

Common Stock            All directors and officers as a group             5,600,000 shares(4)            56.18%(4)

---------------------------

(1) Based on an aggregate 9,968,084 shares outstanding as of September 22, 1999.

(2) Excludes Mr. Timcke's (i) options to acquire 500,000 shares of our common stock at $0.10 per share and (ii) options to acquire 600,000 shares of our common stock at $0.25 per share, which are exercisable within 60 days of September 22, 1999. These options expire on the earlier of May 15, 2005; thirty days after the termination (except for death or disability) of Mr. Timcke as a consultant to the company; or one year after termination due to death or disability. If Mr. Timcke fully exercised such options, Mr. Timcke would own 59.63% of the issued and outstanding shares of our common stock.

(3) Excludes Mr. Doutaz's (i) options to acquire 400,000 shares of our common stock at $0.10 per share and (ii) options to acquire 400,000 shares of our common stock at $0.25 per share, which are exercisable within 60 days of September 22, 1999. These options expire on the earlier of May 15, 2005; thirty days after the termination (except for death or disability) of Mr. Doutaz as a consultant to the company; or one year after termination due to death or disability. If Mr. Doutaz fully exercised such options, Mr. Doutaz would own 15.79% of the issued and outstanding shares of our common stock.

(4) Excludes (i) Mr. Timcke's options to acquire 1,100,000 shares of our common stock and (ii) Mr. Doutaz's options to acquire 800,000 shares of our common stock, which are exercisable within 60 days of September 22, 1999. If such options were fully exercised, our officers and directors, as a group, would own 63.19% of the issued and outstanding shares of our common stock.

We are not aware of any arrangement, which might result in a change in control in the future.


ITEM 5    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Officers

All of our directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles of Incorporation. We have not held an annual regular general meeting and the next regular meeting is anticipated to be held in May 2000. Our executive officers are appointed by and serve at the pleasure of our Board of Directors.

As at May 31, 1999, the following persons were our directors and/or executive officers:


Name                       Age                 Position with the Registrant
----                       ---                 ----------------------------
Albert R. Timcke           35                  Director, President, CEO

Brian C. Doutaz            53                  Director, Secretary, Treasurer


Members of our Board of Directors are elected by our shareholders to represent the interests of all our shareholders. Our Board of Directors meets periodically to review significant developments affecting us and our business and to act on matters requiring Board approval. Although our Board of Directors may delegate many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Registrant is an Audit Committee. The Audit Committee currently consists of Albert R. Timcke and Brian
C. Doutaz. This committee is directed to review the scope, cost and results of the independent audit of our books and records, the results of the annual audit with management and the adequacy of our accounting, financial and operating controls; to recommend annually to our Board of Directors the selection of the independent auditors; to consider proposals made by our independent auditors for consulting work; and to report to our Board of Directors, when so requested, on any accounting or financial matters.

None of the our directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which the individual was elected as a director or officer.

None of our directors or executive officers has any family relationship with any other officer or director.

None of the officers or directors of the Registrant have been involved in the past five years in any of the following: (1) bankruptcy proceedings; (2) subject to criminal proceedings or convicted of a criminal act; (3) subject to any order, judgment or decree entered by any court limiting in any way his or her involvement in any type of business, securities or banking activities; or (4) subject to any order for violation of federal or state securities laws or commodities laws.

The following is a brief biographical information on each of the officers and directors of listed:

Albert (Rick) Timcke

Mr. Timcke is a director and services as our President and CEO. Mr. Timcke's work experience for the last few years includes serving as Vice President Corporate Development for Impact Travel Technology Inc. (August 1998 - June 1,
1999); Vice President Corporate Development for International Panorama Resource Corp. (December 1996 - July 1998); Owner and President of Markets West (Web site) (October 1995 - December 1997); and Sales Executive (B.C. Region) (March 1990 - December 1996).

Brian Doutaz

Brian C. Doutaz is a Director and serves as our Secretary and Treasurer. Mr. Doutaz is also President of Anina International Capital Corp., a private company engaged in management consulting. For the past 15 years, Mr. Doutaz has also provided consulting services to start-up and developing businesses in Canada and the United States.

Advisory Board


We anticipate that we will appoint an advisory board to assist the company in strategic development and Internet development as business develops.


ITEM 6    EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth compensation information for our fiscal period ended April 30, 1999:


                           Summary Compensation Table




                                                                                                   All Other
       Name and          Fiscal Period                                             Long Term      Compensation
  Principal Position                                  Compensation                Compensation         ($)
                                             Salary       Bonus      Other        Securities
                                               ($)         ($)       Annual       Under Options
                                                                   Compensation      (#)
                                                                      ($)
----------------------------------------------------------------------------------------------------------------

Albert R Timcke          April 30, 1999      $2,800         Nil        Nil         Nil(1)            Nil


 Brian C. Doutaz         April 30, 1999         Nil         Nil        Nil          Nil(2)            Nil
----------------------------------------------------------------------------------------------------------------

(1) Does not include Mr. Timcke's (i) options to acquire 500,000 shares of our common stock at $0.10 per share and (ii) options to acquire 600,000 shares of our common stock at $0.25 per share. These options were granted pursuant to a consulting agreement between us and Mr. Timcke dated May 1, 1999. These options expire on the earlier of May 15, 2005; thirty days after the termination (except for death or disability) of Mr. Timcke as a consultant to the company; or one year after termination due to death or disability.

(2) Does not include Mr. Doutaz's (i) options to acquire 400,000 shares of our common stock at $0.10 per share and (ii) options to acquire 400,000 shares of our common stock at $0.25 per share. These options were granted pursuant to a consulting agreement between us and Mr. Doutaz dated May 1, 1999. These options expire on the earlier of May 15, 2005; thirty days after the termination (except for death or disability) of Mr. Doutaz as a consultant to the company; or one year after termination due to death or disability.

Material Consulting  Agreements

We have entered into three consulting agreements with consultants engaged to assist us with the development of our business strategy, internal operating systems and marketing and sales strategies on a part- and full-time basis.
Below is a summary of the material terms of these consulting agreements.

We entered into a consulting agreement dated May 1, 1999, with Albert R. Timcke, a director and the President and CEO of our company. Mr. Timcke agreed to provide consulting services related to business and strategic development, operations management, systems development, product research and development and marketing functions. Mr. Timcke will provide such services on a full-time basis. We agreed to pay Mr. Timcke a consulting fee in the amount of $5,000 per month for up to 140 hours per month and $100 per hour thereafter. We also granted Mr. Timcke options to acquire 1,100,000 shares of our common stock as follows (i) options to acquire 500,000 shares of our common stock at $0.10 per share and
(ii) options to acquire 600,000 shares of our common stock at $0.25 per share. These options expire on the earlier of May 15, 2005; thirty days after the termination (except for death or disability) of Mr. Timcke as a consultant to the company; or one year after termination due to death or disability.

We entered into a consulting agreement dated May 1, 1999, with Brian C. Doutaz, a director and the Secretary and Treasurer of our company. Mr. Doutaz agreed to provide consulting services related to business and strategic development, operations management, systems development, product research and development and marketing functions. Mr. Doutaz will provide such services on a part-time basis. We agreed to pay Mr. Doutaz a consulting fee in the amount of $2,000 per month for up to 80 hours per month and $100 per hour thereafter. We also granted Mr. Doutaz options to acquire 800,000 shares of our common stock as follows (i) options to acquire 400,000 shares of our common stock at $0.10 per share and
(ii) options to acquire 400,000 shares of our common stock at $0.25 per share. These options expire on the earlier of May 15, 2005; thirty days after the termination (except for death or disability) of Mr. Doutaz as a consultant to the company; or one year after termination due to death or disability.

We entered into a consulting agreement dated May 1, 1999, with Gerald W. Williams. Mr. Williams agreed to provide consulting services related to business and strategic development. Mr. Williams will provide such services on a part-time basis. We agreed to pay Mr. Williams a consulting fee in the amount of $2,000 per month for up to 40 hours per month and $100 per hour thereafter. We also granted Mr. Williams options to acquire 100,000 shares of our common stock at $0.10 per share. These options expire on the earlier of May 15, 2005; thirty days after the termination (except for death or disability) of Mr. Williams as a consultant to the company; or one year after termination due to death or disability.

We believe that the terms of these consulting agreements are no less favorable to the Company than terms we would expect to negotiate with unrelated parties at arms' length.


Compensation of Directors

As of September 7, 1999 we paid no compensation to our directors for their services as directors. We have no standard arrangements to pay any such compensation to our directors in their capacity as directors, other than reimbursement for expenses incurred in connection with their services as directors.


ITEM 7    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise disclosed herein, no director, senior officer, principal shareholder, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since our organization that had or is anticipated to have a materially affect on us or our business, or any proposed transaction that would materially affect us or our business, except for an interest arising from the ownership of our shares where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in our capital.

We entered into indemnification agreements with our directors, Albert R. Timcke and Brian C. Doutaz, pursuant to which we agreed to indemnify them for actions taken in their capacity as officers and directors of our company. As previously described, we also entered into consulting agreements with Mr. Timcke and Mr. Doutaz.

We issued 5,500,000 shares of our common stock as founders' shares to Albert R. Timcke, our president, for $0.001 per share for which a cash receivable of $5,500 was due. See "Recent Sales of Unregistered Securities."

We entered into consulting agreements with Albert R. Timcke, our president, and Brian C. Doutaz, a director, pursuant to which we agreed to pay certain consulting fees for services and pursuant to which we granted Mr. Timcke options exercisable to acquire 1,100,000 of our common shares and Mr. Doutaz options exercisable to acquire 800,000 of our common shares. See "Material Consulting Agreements."

We believe that the terms of these transactions are no less favorable to the Company than terms we would expect to negotiate with unrelated parties at arms' length.


ITEM 8    DESCRIPTION OF SECURITIES

Our authorized capital consists of 25,000,000 shares of common stock, $0.001 par value. At May 31, 1999, there were 9,968,084 shares issued and outstanding and we reserved for issuance an additional 1,000,000 shares at $0.10 per share and 1,000,000 shares at $0.25 per share pursuant to consulting agreements entered into between us and Albert R. Timcke, Brian Doutaz and Gerald W. Williams, respectively. We have also reserved for issuance 1,500,000 shares of common stock pursuant to our incentive stock option plan.

All shares are of the same class and have the same rights, preferences and limitations. The holders of the shares are entitled to dividends in cash, property or shares as and when declared by the Board of Directors out of funds legally available therefor, to one vote per Share at meetings of our security holders and, upon liquidation, to receive such assets as are distributable to the holders of the shares. Upon any liquidation, dissolution or winding up of our business proceeds, if any, after payment or provision for payment of all our debts, obligations or liabilities shall be distributed to the holders of shares. There are no pre-emptive rights or conversion rights attached to the Shares. There are also no redemption or purchase for cancellation or surrender provisions, sinking or purchase fund provisions, or any provisions as to modification, amendment or variation of any such rights or provisions attached to our shares.


Incentive Stock Option Plan

On May 19, 1999, we adopted an incentive stock option plan for the purposes of providing incentives designed to obtain and retain officers, directors, key employees, and consultants. We reserved 1,500,000 shares of our common stock for issuance under the plan. Our incentive stock option plan provides for vesting pro rata over four years from the date of the grant unless we agree otherwise. We have not granted any options under the plan. We may register our incentive stock option plan with the Securities and Exchange Commission in the future.


PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED STOCKHOLDER MATTERS

There is no public market for our common stock. We currently intend to seek a listing on the NASD OTC Bulletin Board in the United States. Our shares are not and have not been listed or quoted on any exchange or quotation system.


At September 22, 1999, there were 9,968,084 shares of our common stock issued and outstanding. In addition, we have reserved an additional 1,000,000 shares at $0.10 per share and 1,000,000 shares at $0.25 per share for issuance pursuant to consulting agreements entered into between us and Albert R. Timcke, Brian Doutaz and Gerald W. Williams. We have also reserved for issuance 1,500,000 shares of common stock pursuant to our incentive stock option plan.

Effective on April 5, 1999, we issued for cash 3,960,000 shares of our common stock at a price of $0.01 per share to 16 investors who agreed to pool their shares pursuant to a pooling agreement by and between us pooling shareholders, including (B.H. Holdings (Bermuda) Ltd.; Ridgeback Developments (Bermuda) Ltd.; Old Head Financial Corp.; Tullamore Investments Ltd.; Cannon Bridge Ventures Partners Ltd.; Valda Antonius; Niele Jiwan; New Coast Capital Group; Tony Chan; Daniel Siu; Peter Chu; Jasson Aisenstat; S.D. Paquin; Leo Wong; Harley Mayers; and Gus C. Wahlroth (the "Pooling Shareholders"). Under the terms of the pooling agreement, the Pooling shareholders agreed to escrow their shares with Albert R. Timcke, subject to release as follows: (i) 25% of the shares will be released on October 5, 1999 (six months from the date of issuance) and the (ii) balance of the shares will be released on the earlier of (a) pro rata over the next nine
(9) months until all shares are released, or (b) Kidstoysplus.com, Inc., completing a financing (after April 6, 1999) of not less than $3 million as verified by the Company's auditors. The Pooling Shareholders agreed not to assign, transfer, sell or otherwise convey any shares that are held in escrow.

We have never paid dividends on our shares. We currently intend to retain earnings for use in our business and do not anticipate paying any dividends in the foreseeable future.

As of September 22, 1999, we had 58 shareholders of record.


ITEM 2    LEGAL PROCEEDINGS

We are not a party to, and none of our property is subject to, any pending or threatened legal proceeding.


ITEM 3    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.


ITEM 4    RECENT SALES OF UNREGISTERED SECURITIES

On March 9, 1999, we issued 5,600,000 shares of our common stock to our founders: 5,500,000 shares to Albert R. Timcke for which a cash receivable is due and 100,000 shares to Brian C. Doutaz for cash. The shares were issued in connection with the organization of our corporation at a price of $0.001 per share pursuant. The aggregate offering price was $5,600. The offering was not underwritten. The shares were issued in reliance on an exemption from registration pursuant to Regulation S promulgated under the Securities Act. No fees or commissions were paid in connection with the transactions.

On April 5, 1999, we issued for cash 3,960,000 shares of our common stock at a price of $0.01 per share to 16 investors who agreed to pool their shares pursuant to a pooling agreement. The shares were issued pursuant to an exemption from registration under Rule 504 of Regulation D of the Securities Act to the following investors: B.H. Holdings (Bermuda) Ltd.; Ridgeback Developments (Bermuda) Ltd.; Old Head Financial Corp.; Tullamore Investments Ltd.; Cannon Bridge Ventures Partners Ltd.; Valda Antonius; Niele Jiwan; New Coast Capital Group; Tony Chan; Daniel Siu; Peter Chu; Jasson Aisenstat; S.D. Paquin; Leo Wong; Harley Mayers; and Gus C. Wahlroth. We issued these shares in connection with the initial seed capital investment. The aggregate offering price was $39,600. The offering was not underwritten. This sale was exempt from registration in reliance upon Rule 504 under Regulation D promulgated under the Securities Act. The aggregate offering price did not exceed $1,000,000, and the offering was otherwise in compliance with Rules 501 and 502 promulgated under the Securities Act.

On April 6, 1999, we issued for cash 408,084 shares of our common stock at a price of $0.50 per share for proceeds to the company of $204,042. The shares were issued to following investors: Kerris Edge; Henry Louie; Cory Parisien; Erin Gibault; Marlon DeCaire; Rod Zyda; Strato Malamas; John Moffat; Steven Doherty; David Doherty; Randy Doherty; Shafique Shivji; Terry Sklavenitis; Ivest Capital Corp; Garry Henry; Paul B. Marley; 338888 B.C. Ltd.; Ray Urquhart; David Watt; Ian Jackson; Bruce Newsome; Murray Borry; Eric Eastick; Leonard R. Danard; Rob Yates; Andrew Yates; Victor Ventures Ltd.; Paul Pigeon; Niele Jiwan; Kenneth
G. MacPherson; Robert J. Ginnetti; Michael Fedyna; Glenn Fedyna; Peter Andrew Allard; Dale Knight; Richard Drayton; Ruth Townsend; Georgie Sideris; Paul Guterres; and Contech Construction Ltd. The offering was not underwritten. This sale was exempt from registration in reliance upon Rule 504 under Regulation D promulgated under the Securities Act. The aggregate offering price did not exceed $1,000,000, and the offering was otherwise in compliance with Rules 501 and 502 promulgated under the Securities Act.

ITEM 5    INDEMNIFICATION OF DIRECTORS AND OFFICERS

We entered into indemnification arrangements with our directors, Albert R. Timcke and Brian C. Doutaz, pursuant to which we agreed to indemnify them for actions taken in their capacity as officers and directors of our company. Our Articles of Incorporation and Bylaws require us to indemnify our officers and directors to the full extent permitted by Nevada law.

PART F/S





                             KIDSTOYSPLUS.COM, INC.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS


                                 APRIL 30, 1999

                                                                A Partnership of
                                                      Incorporated Professionals
DAVIDSON & COMPANY=========Chartered Accountants================================



                          INDEPENDENT AUDITORS' REPORT




To the Stockholders and Directors of
Kidstoysplus.com, Inc.
(A Development Stage Company)


We have audited the accompanying balance sheet of Kidstoysplus.com, Inc. as at April 30, 1999 and the related statements of operations, stockholders' equity and cash flows for the period from incorporation on February 4, 1999 to April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kidstoysplus.com, Inc. as at April 30, 1999 and the results of operations and cash flows for the period from incorporation on February 4, 1999 to April 30, 1999 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that Kidstoysplus.com, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                                                         /s/ Davidson & Company
Vancouver, Canada                                          Chartered Accountants

May 19, 1999
(except as to Notes 3 and 6 which
 are as of September 2, 1999)


                   A Member of Accounting Group International
                   ==========================================

     Suite 1270, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372,
                Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
                Telephone (604) 687-0947   Fax (604) 687-6172

KIDSTOYSPLUS.COM, INC.
(A Development Stage Company)
BALANCE SHEET
AS AT APRIL 30, 1999

==============================================================================================
ASSETS

Current
    Cash and cash equivalents                                                  $      221,924
    Prepaid expenses                                                                    8,312
                                                                               --------------
                                                                               $      230,236
==============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
    Accounts payable and accrued liabilities                                   $        2,000
    Due to related party (Note 5)                                                       1,100
                                                                               --------------
                                                                                        3,100
                                                                               --------------

Stockholders' equity Capital stock (Note 6)
       Authorized
            25,000,000  common shares with a par value of $0.001
       Issued
             9,968,084  common shares                                                   9,968
    Additional paid-in capital                                                        239,274
    Stock subscriptions receivable (Note 7)                                            (5,500)
    Deficit, accumulated during the development stage                                 (16,606)
                                                                               --------------
                                                                                      227,136
                                                                               --------------
                                                                               $      230,236
==============================================================================================


History and organization of the Company (Note 1)

Subsequent events (Note 11)

On behalf of the Board:



                             Director                                   Director
-----------------------------              ---------------------------




              The accompanying notes are an integral part of these
                             financial statements.

KIDSTOYSPLUS.COM, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS
PERIOD FROM INCORPORATION ON FEBRUARY 4, 1999 TO APRIL 30, 1999



===============================================================================================

INTEREST INCOME                                                                 $          555
                                                                                --------------

EXPENSES
    Consulting fees                                                                      6,100
    Legal and accounting                                                                 3,924
    Management fees                                                                      2,800
    Office and miscellaneous                                                             3,070
    Rent                                                                                   500
    Telephone                                                                              767
                                                                                --------------
                                                                                        17,161


Loss for the period                                                             $      (16,606)
===============================================================================================

Basic and fully diluted loss per share                                          $        (0.01)
===============================================================================================

Weighted average shares outstanding                                                  4,767,001
===============================================================================================









              The accompanying notes are an integral part of these
                             financial statements.

KIDSTOYSPLUS.COM, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



=============================================================================================================================

                                                                                                    Deficit,
                                     Common Shares Issued                              Stock     Accumulated
                                -----------------------------       Additional          Sub-      During the
                                                                      Paid in     scriptions     Development
                                    Number          Amount            Capital     Receivable           Stage           Total
-----------------------------------------------------------------------------------------------------------------------------
Balance, February 4,
  1999                                   -       $       -         $        -      $       -     $         -      $         -

Shares issued for cash
    at $0.001 per share            100,000             100                  -              -               -              100

Shares subscribed for
    cash at $0.001 per
    share                        5,500,000           5,500                  -         (5,500)              -                -

Shares issued for  cash
    at $0.01 per share           3,960,000           3,960             35,640              -               -           39,600
    at $0.50 per share             408,084             408            203,634              -               -          204,042

Loss for the period                      -               -                  -              -         (16,606)         (16,606)
                            --------------  --------------     --------------  -------------  --------------  --------------
Balance, April 30, 1999          9,968,084       $   9,968         $  239,274      $  (5,500)    $   (16,606)     $   227,136
=============================================================================================================================













              The accompanying notes are an integral part of these
                             financial statements.

KIDSTOYSPLUS.COM, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
PERIOD FROM INCORPORATION ON FEBRUARY 4, 1999 TO APRIL 30, 1999



==============================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
    Loss for the period                                                          $    (16,606)

    Changes in other operating assets and liabilities
       Increase in prepaid expenses                                                    (8,312)
       Increase in accounts payable and accrued liabilities                             2,000
       Increase in due to related party                                                 1,100
                                                                               --------------

    Net cash used in operating activities                                             (21,818)
                                                                               --------------


CASH FLOWS FROM FINANCING ACTIVITIES
    Capital stock issued for cash                                                     243,742


Cash and cash equivalents, end of period                                         $    221,924
==============================================================================================


Cash paid during the period for interest                                         $          -
==============================================================================================


Cash paid during the period for income taxes                                     $          -
==============================================================================================




Supplemental disclosure for non-cash operating, financing and investing activities (Note 9).








              The accompanying notes are an integral part of these
                             financial statements.

KIDSTOYSPLUS.COM, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 1999


================================================================================


1.   HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was incorporated on February 4, 1999 under the laws of the state of Nevada. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.


2.   GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a private placement.

     ===========================================================================
                                                                       1999
     ---------------------------------------------------------------------------
     Deficit accumulated during the development stage              $  (16,606)
     Working capital surplus                                          227,136
     ===========================================================================


3.   SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

     Revenue recognition

     Revenues from products and services are recognized at the time the goods are shipped or services provided to the customer, with an appropriate provision for returns and allowances.

     Fiscal year-end

     The fiscal year end of the Company is January 31.

     Stock-based compensation

     FASB Statement No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

KIDSTOYSPLUS.COM, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 1999


================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)


     Income taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.


     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     Reporting comprehensive income

     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", is effective for years beginning after December 15, 1997. The primary objective of this statement is to report and disclose a measure ("Comprehensive Income") of all changes in equity of a company that result from transactions and other economic events of the period other than transactions with owners.


     Disclosure about segments of an enterprise and related information

     Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information", is effective for years beginning after December 15, 1997. This statement requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.


     Accounting for derivative instruments and hedging activities

     In June 1998, the Financial Accounting standards Board issued Statements of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

KIDSTOYSPLUS.COM, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 1999


================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     Reporting on costs of start-up activities

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     Foreign currency translation

     The Company accounts for foreign currency transactions and translation of foreign currency financial statements under Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS 52"). Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non monetary assets and liabilities are translated at the exchange rate on the original transaction date. Gains and losses from restatement of foreign currency monetary and non-monetary assets and liabilities are included in income. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings.

     Loss per share

     Loss per share is based on the weighted average number of common shares outstanding during the period.


4.   FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities and due to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.


5.   DUE TO RELATED PARTY

     Amounts due to a director of the Company are non-interest bearing and have no fixed terms of repayment.


6.   CAPITAL STOCK

     Common shares

     The common shares of the Company are of the same class, voting and entitle shareholders to dividends. Upon liquidation, dissolution or wind-up, shareholders are entitled to the residual business proceeds of the Company after all of its debts, obligations and liabilities are settled.

     Additional paid-in capital

     The excess of proceeds received for common shares over their par value of $0.001, less share issue costs, is credited to additional paid in capital.

KIDSTOYSPLUS.COM, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 1999


================================================================================

6.   CAPITAL STOCK

     Escrow shares

     Included in issued capital stock are 3,960,000 common shares held in escrow pursuant to a pooling agreement dated April 6, 1999. Under the terms of the agreement, shares will be released from escrow as follows:

          a)   25% of the shares on October 5, 1999.

          b)   the balance of the shares on the earlier of:

               i)   pro-rata over nine months, starting November 5, 1999

               ii) the date when the Company has received $3,000,000 in additional financing.


7.   STOCK SUBSCRIPTIONS RECEIVABLE

     Pursuant to Stock Subscription Agreements dated March 9, 1999, the Company issued 5,600,000 shares for proceeds of $5,600. As at April 30, 1999, $100 of the proceeds have been received. The remaining $5,500 is due from the president of the Company.


8.   RELATED PARTY TRANSACTION

     The Company paid management fees of $2,800 to a director of the Company during the period.


9. SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING AND INVESTING ACTIVITIES

     The significant non-cash transactions for the period ended April 30, 1999 consisted of the Company issuing 5,500,000 common shares in the amount of $5,500 in exchange for a stock subscription receivable.


10.  INCOME TAXES

     The Company's total deferred tax asset at April 30, 1999 is as follows:

     Tax benefits of net operating loss carryforward           $      6,310
     Valuation allowance                                             (6,310)
                                                               -------------
                                                               $          -
                                                               =============

     The Company has a net operating loss carryforward of approximately $16,606. The valuation allowance increased to $6,310 for the period ended April 30, 1999 since the realization of the operating loss carryforwards are doubtful. It is reasonably possible that the Company's estimate of the valuation allowance will change. The operating loss carryforwards will expire in the 2006 fiscal year.

KIDSTOYSPLUS.COM, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 1999


================================================================================


11.  SUBSEQUENT EVENTS

     The following transactions occurred subsequent to year end:

     a) The Company entered into Consulting Agreements with directors and employees of the Company, effective May 1, 1999, for terms of five years. The agreements call for consulting fees totalling $9,000 per month to be paid. Monthly hours worked by the directors or employees in excess of the base hourly commitments in the agreements will be paid at a rate of $100 per hour.

          The Consulting Agreements also grant options to directors and employees to acquire up to 1,000,000 common shares at an exercise price of $0.10 per share and up to 1,000,000 common shares at an exercise price of $0.25 per share. The options expire the earlier of:

               i)   May 15, 2005.

               ii) thirty days after the termination of the consultant (except for death or disability).

               iii) one year after termination of the consultant due to death or disability.

     b) Effective May 19, 1999, the Company approved a Stock Option Plan for officers, employees and consultants of the Company. The Company has reserved 1,500,000 common shares of its unissued share capital for this plan. No options have been granted under the plan. The plan provides for vesting of options granted pro-rata over four years from the date of grant.

          The exercise price of options granted under the plan will be as follows:

               i) not less than the fair market value per common share at the date of grant.

               ii) not less than 110% of the fair market value per common share at the date of grant for options granted to shareholders owning greater than 10% of the Company.

          Options granted under the plan will expire the earlier of:

               i)   ten years from the date of grant.

               ii) five years from the date of grant for options granted to shareholders owning greater than 10% of the Company. iii)the termination of the officer, employee or consultants. iv) three months after the termination of the officer, employee or consultant other than by cause, death or disability. v) one year after the date of termination of the officer, employee or consultant due to death or disability.


12.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may incorrectly recognize the year 2000 as some other date, resulting in errors. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

PART III


ITEM 1.  INDEX TO EXHIBITS

Exhibit
Number              Description

Exhibit 2.1(1) Articles of Incorporation of Kidstoysplus.com, Inc. filed on February 4, 1999.

Exhibit 2.2(1)      Bylaws of Kidstoysplus.com, Inc.

Exhibit 6.1(1) Independent Contractor Agreement by and between Rick Timcke, Kidstoysplus.com, Inc. and Trish Reader, Reticular
                    Consulting dated June 9, 1999, related to web site development.

Exhibit 6.2(1) Consulting Agreement by and Between Kidstoysplus.com, Inc. and Albert R. Timcke dated May 1, 1999.

Exhibit 6.3(1) Consulting Agreement by and between Kidstoysplus.com, Inc. and Brian C. Doutaz dated May 1, 1999.

Exhibit 6.4(1) Consulting Agreement by and between Kidstoysplus.com, Inc. and Gerald Wayne Williams dated May 1, 1999.

Exhibit 6.5(1)      Form   of   Indemnification   Agreement   by   and   between
                    Kidstoysplus.com, Inc. and certain officers and directors of Kidstoysplus.com, Inc.

Exhibit 6.6(1)      Form of Founder Subscription Agreement dated March 9, 1999.

Exhibit 6.7(1) Form of Private Placement Subscription Agreement by and between KIDSTOYSPLUS.COM, INC. and various subscribers.

Exhibit 6.8(1)      Kidstoysplus.com, Inc. 1999 Stock Option Plan.

Exhibit 6.9         Commercial  Lease dated September 1, 1999 by and between Mr.
                    Rick Timcke D.B.A. KidsToysPlus.com and Mr. W. Rautenberg.

Exhibit 6.10 Lease Agreement effective September 1, 1999 by and between KidsToysPlus.com, Inc. and S.G. Mechanical Installations Inc.

Exhibit 6.11 Form of pooling agreement by and among Kidstoysplus.com, Inc., certain Kidstoysplus.com shareholders and Albert R. Timcke effective April 6, 1999.

Exhibit 27.1        Financial data table.


(1)  Previously filed on June 18, 1999

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized.


                                      KIDSTOYSPLUS.COM, INC.



Date:  September 23, 1999             By:  /s/ Albert R. Timcke
                                           -------------------------------------
                                           Albert R. Timcke, President

                                INDEX TO EXHIBITS




Exhibit                                                                              Sequentially
Number              Description                                                      Numbered Page
------              -----------                                                      -------------

Exhibit 2.1(1)      Articles of Incorporation of Kidstoysplus.com, Inc. filed on
                    February 4, 1999.

Exhibit 2.2(1)      Bylaws of Kidstoysplus.com, Inc.

Exhibit 6.1(1)      Independent Contractor Agreement by and between Rick Timcke,
                    Kidstoysplus.com,   Inc.   and   Trish   Reader,   Reticular
                    Consulting   dated  June  9,  1999,   related  to  web  site
                    development.

Exhibit 6.2(1)      Consulting Agreement by and Between  Kidstoysplus.com,  Inc.
                    and Albert R. Timcke dated May 1, 1999.

Exhibit 6.3(1)      Consulting Agreement by and between  Kidstoysplus.com,  Inc.
                    and Brian C. Doutaz dated May 1, 1999.

Exhibit 6.4(1)      Consulting Agreement by and between  Kidstoysplus.com,  Inc.
                    and Gerald Wayne Williams dated May 1, 1999.

Exhibit 6.5(1)      Form   of   Indemnification   Agreement   by   and   between
                    Kidstoysplus.com, Inc. and certain officers and directors of
                    Kidstoysplus.com, Inc.

Exhibit 6.6(1)      Form of Founder Subscription Agreement dated March 9, 1999.

Exhibit 6.7(1) Form of Private Placement Subscription Agreement by and between KIDSTOYSPLUS.COM, INC. and various subscribers.

Exhibit 6.8(1)      Kidstoysplus.com, Inc. 1999 Stock Option Plan.

Exhibit 6.9         Commercial  Lease dated September 1, 1999 by and between Mr.
                    Rick Timcke D.B.A. KidsToysPlus.com and Mr. W. Rautenberg.

Exhibit 6.10        Lease Agreement  effective  September 1, 1999 by and between
                    KidsToysPlus.com,  Inc.  and S.G.  Mechanical  Installations
                    Inc.

Exhibit 6.11 Form of pooling agreement by and among Kidstoysplus.com, Inc., certain Kidstoysplus.com shareholders and Albert R.
                    Timcke effective April 6, 1999.

Exhibit 27.1        Financial data table.


(1) Previously filed on June 18, 1999.